UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Radyne Corporation

(Name of Subject Company)

Radyne Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

750611402

(CUSIP Number of Class of Securities)

Carl Myron Wagner

Chief Executive Officer

Radyne Corporation

3138 East Elwood Street

Phoenix, Arizona 85034

(602) 437-9620

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with a copy to:

Steven D. Pidgeon, Esq.

DLA Piper US LLP

2415 East Camelback Road

Suite 700

Phoenix, Arizona 85016-4245

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Radyne Corporation, a Delaware corporation (“Radyne” or the “Company”), and the address of the principal executive offices of the Company is 3138 East Elwood Street, Phoenix, Arizona 85034. The telephone number of the principal executive offices of the Company is (602) 437-9620.

The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the common stock, par value $0.001 per share, of the Company (“Common Stock”). As of the close of business on May 1, 2008, there were 18,808,528 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by Comtech TA Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Comtech Telecommunications Corp. (“Comtech”), a Delaware corporation, to purchase all of the outstanding shares of Common Stock (“Shares”) at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”), subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Comtech and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 22, 2008.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 10, 2008 (the “Merger Agreement”), by and among the Company, Comtech and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Comtech. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Comtech, any of its subsidiaries (including Purchaser), the Company or any of its subsidiaries, and Shares held by the holders of the Common Stock (the “Stockholders”) who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to withholding of any applicable taxes. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Schedule TO states that the principal executive offices of each of Comtech and Purchaser are located at 68 South Service Road, Suite 230, Melville, New York 11747.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest. Except as set forth in this Item 3 or in the Information Statement of the Company attached to this Statement as Annex I and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Comtech or Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Board of Directors of the Company (the “Radyne Board”) other than at a meeting of the stockholders of the Company.

Arrangements with Current Executive Officers and Directors of Radyne

The Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Radyne Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Employment and Change in Control Agreements

The Company maintains an employment agreement with Carl Myron Wagner, its Chief Executive Officer, and change in control agreements with Steven Eymann, the Company’s Executive Vice President and Chief Technical Officer, Malcolm Persen, the Company’s Chief Financial Officer, and Brian Duggan, the President and General Manager of the Company’s Tiernan division. The Merger will constitute a “change of control” for purposes of these employment and change in control agreements. The following summaries of these agreements are qualified in their entirety by the agreements with each of these executive officers, which are filed herewith as Exhibits (e)(2), (e)(3), (e)(4) and (e)(5), respectively, and are incorporated herein by reference.

Carl Myron Wagner

The Company and Mr. Wagner entered into an Amended and Restated Employment Agreement dated as of May 7, 2008, addressing, among other things, his employment status, compensation, benefits and rights in the event of termination. Under this employment agreement, in the event of a “change of control” (as defined in the agreement), Mr. Wagner is entitled to receive the following, subject to compliance with Section 409A under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder: (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if less, the remaining term of the options) and all restrictions on any outstanding restricted stock shall lapse; (ii) in the event of Mr. Wagner’s termination of employment for any reason upon or following a change of control, including his resignation, the Company will (A) pay for COBRA benefits for Mr. Wagner for up to eighteen months and (B) pay Mr. Wagner an amount equal to two times his then effective annual base salary, payable in a lump sum within 90 days of such termination; and (iii) immediately upon such change of control, funds sufficient to satisfy the obligations of the Company under subsection (ii) above shall be deposited into an irrevocable “rabbi trust” established with a major financial institution as trustee and shall be paid to Mr. Wagner in accordance with his employment agreement upon his written notice to the trustee that his employment with the Company has terminated and that he has experienced a “separation from service” under Section 409A.

Steven Eymann

Pursuant to the Change in Control Agreement between the Company and Steven Eymann, dated May 7, 2008, Mr. Eymann is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of employment after a change of control, the Company will pay for COBRA benefits for Mr. Eymann for eighteen months; (iii) if Mr. Eymann’s employment is terminated without “cause” or if he resigns for “good reason” (each as defined in his agreement) within the first year following a change of control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; (iv) if Mr. Eymann is terminated without cause or resigns for good reason between the first and second anniversary of the change of control, he shall be paid a lump sum equal to one times his then effective annual base salary; and (v) immediately upon a change in control, funds sufficient to satisfy the obligations of the Company under subsections (iii) or (iv) above, as applicable, shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Eymann upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Eymann in connection with a change of control would fail to be deductible under Section 280G of the Code, such benefits will be reduced, as selected by Mr. Eymann, to the maximum amount permitted without triggering an “excise tax” pursuant to Section 4999 of the Code.

Malcolm Persen

Under the Change in Control Agreement between the Company and Malcolm Persen, dated September 27, 2007, Mr. Persen is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of employment after a change of control, the Company will pay for COBRA benefits for Mr. Persen for eighteen months; (iii) if Mr. Persen is terminated without “cause” or if he resigns for “good reason” (each as defined in his agreement) within the 24 months following a change of control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; and (iv) immediately upon a change of control, funds sufficient to satisfy his change of control payments in (ii) or (iii) above shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Persen upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Persen in connection with a change of control would constitute “excess parachute payments” within the meaning of Section 280G of the Code, Mr. Persen will receive a “gross-up” payment equal to the amount of any excise taxes imposed by Section 4999 of the Code.

Brian Duggan

Pursuant to the Change in Control Agreement between the Company and Brian Duggan, dated September 27, 2007, Mr. Duggan is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of his employment after a change of control, the Company will pay for COBRA benefits for Mr. Duggan for eighteen months; (iii) if Mr. Duggan is terminated without “cause” or if he resigns for “good reason” (each as defined in the agreement) within the first year following a change in control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; (iv) if Mr. Duggan is terminated without cause or resigns for good reason between the first and second anniversary of a change of control, he shall be paid a lump sum amount equal to one times his then effective annual base salary; (v) immediately upon a change in control, funds sufficient to satisfy the obligations of the Company under subsections (iii) or (iv) above, as applicable, shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Duggan upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Duggan in connection with a change of control would fail to be deductible under Section 280G of the Code, such benefits will be reduced, as selected by Mr. Duggan, to the maximum amount permitted without triggering an “excise tax” pursuant to Section 4999 of the Code.

Potential Severance-Related Payments Under Employment and Change in Control Agreements

The following table shows the maximum severance-related payments that each of the executive officers listed above would be entitled to receive under their respective employment or change in control agreements upon a qualifying termination of employment either upon the occurrence of or following the consummation of the Offer and the Merger.

Executive Officer	Maximum Potential Severance Payment(1)	Maximum COBRA Payment(2)	Total Maximum Severance-Related Payments
Carl Myron Wagner, Chief Executive Officer	$700,000	$17,331	$717,331

Steven W. Eymann, Executive Vice President and Chief Technical Officer	$520,000	$23,988	$543,988

Malcolm C. Persen, Chief Financial Officer	$480,000	$23,988	$503,988

Brian Duggan, President, Tiernan division	$520,000	$17,331	$537,331

(1)	As described above, under the employment or change in control agreement, as applicable, for each of the executive officers, the maximum severance payment upon a qualifying termination of employment following a change of control is two times the executive officer’s current annual base salary. The payments are subject to required withholdings.
(2)	As described above, under the employment or change in control agreement for each of the executive officers, as applicable, upon any termination of employment following a change of control, the Company will pay for the COBRA benefits due to the executive officer for up to 18 months.

Cash Consideration Payable Pursuant to Offer

If the Company’s executive officers and directors tender the Shares that they own for purchase pursuant to the Offer, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of May 9, 2008, the Company’s executive officers and directors beneficially owned in the aggregate 435,847 Shares (excluding stock options and restricted stock units with respect to the Company common stock). If the executive officers and directors were to tender all 435,847 Shares beneficially owned by them (excluding stock options and restricted stock units with respect to the Company common stock) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $5.5 million in cash, less any applicable withholdings.

Effects of the Merger on Outstanding Equity Awards

Under the Merger Agreement

The Merger Agreement provides that each outstanding option to purchase shares of Common Stock granted under the Company’s 1996 Stock Plan, 2000 Long-Term Incentive Plan and 2007 Stock Incentive Plan that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable, and will be cancelled as of the Effective Time. Each holder of a Company stock option that is cancelled pursuant to the terms of the Merger Agreement and that has an exercise price per share that is less than the Offer Price will be entitled to receive, immediately after the Effective Time, in exchange for the cancellation of such stock option, a cash payment with respect to each share subject to the stock option in an amount equal to the excess, if any, of the Offer Price over the applicable per share exercise price of such stock option. Such payment shall be subject to all applicable federal, state and local tax withholding requirements.

The Merger Agreement further provides that each outstanding restricted stock unit granted under the Company’s equity incentive plans, described above, that is outstanding as of immediately prior to the Effective Time, whether or not vested, will become fully vested and will be cancelled as of the Effective Time. Each holder of a Company restricted stock unit that is cancelled pursuant to the terms of the Merger Agreement will be entitled to receive, immediately after the Effective Time, in exchange for the cancellation of such restricted stock unit, a cash payment with respect to each share subject to the restricted stock unit in an amount equal to the Offer Price. Such payment shall be subject to all applicable federal, state and local tax withholding requirements.

Under Radyne’s Equity Compensation Plans

The Company’s 2007 Stock Incentive Plan provides for various types of equity awards that may be made to officers, other employees and key individuals, and directors. The types of awards authorized under the 2007 Stock Incentive Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units, and stock. Under the terms of the 2007 Stock Incentive Plan, if a change of control of the Company occurs, all outstanding awards shall become fully exercisable and all restrictions on outstanding awards shall lapse. Upon or in anticipation of such a change of control transaction, the Board may cause every award outstanding under the 2007 Stock Incentive Plan to terminate at a specific time in the future and shall give each holder of awards under the plan the right to exercise awards during a period of time as the Board, in its sole and absolute discretion, shall determine. This summary of the 2007 Stock Incentive Plan is qualified in its entirety by the 2007 Stock Incentive Plan, which is filed herewith as Exhibit (e)(6) and incorporated herein by reference.

The Company’s 2000 Long-Term Incentive Plan, as amended, provides for various types of equity awards that may be made to officers, directors, employees and consultants of the Company and its subsidiaries. The types of awards authorized under the 2000 Long-Term Incentive Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance shares, and other performance-based awards. Under the terms of the 2000 Long-Term Incentive Plan, if a change of control of the Company occurs, all outstanding awards shall become fully exercisable and all restrictions on outstanding awards shall lapse. Upon or in anticipation of such a change of control transaction, the Board may cause every award outstanding under the 2007 Stock Incentive Plan to terminate at a specific time in the future and shall give each holder of awards under the plan the right to exercise awards during a period of time as the Board, in its sole and absolute discretion, shall determine. This summary of the 2000 Long-Term Incentive Plan, as amended, is qualified in its entirety by the 2000 Long-Term Incentive Plan, as amended, which is filed herewith as Exhibit (e)(7) and incorporated herein by reference.

The Company’s 1996 Incentive Stock Option Plan, as amended, provides for the award of stock options to certain employees of the Company. Under the terms of the 1996 Incentive Stock Option Plan, if in the event of a change of control of the Company any option under the plan is not proposed to be assumed by the surviving corporation or the purchaser in a manner that will carry out the intention of the plan in the view of the Radyne Board, (i) the terms of any outstanding option may be amended to provide that the date of termination of such option may be extended, (ii) the date on which such option, or any part thereof not then exercisable, may be exercised may be advanced to a date to be fixed by the Radyne Board, or a limited period of exercisability may be so established, (iii) the terms of such option may be modified so as to permit the acquisition by the optionee (during the same period of exercisability as provided in the option agreement, including amendments whenever effected) of any cash, property or securities which would be receivable by him if he were a holder of the shares of Common Stock purchasable by him upon exercise of his option in full immediately prior to such event, or (iv) such action shall be taken through amendment to options or otherwise, including surrender for value and/or the grant of rights to acquire cash, property or securities, as may be necessary or appropriate to carry out the intent of the plan. This summary of the 1996 Incentive Stock Plan, amended, is qualified in its entirety by the 1996 Incentive Stock Plan, as amended, which is filed herewith as Exhibit (e)(8) and incorporated herein by reference.

Award of Option-Based Bonus Payments

On December 5, 2007, and owing to inquiries that had been received by the Company from Comtech regarding a possible acquisition transaction, the Compensation Committee of the Radyne board deferred the award of 10,000 options that otherwise would have been made to each non-management director. On May 8, 2008, the Compensation Committee granted, and the Radyne Board approved, certain cash bonus awards to each non-management director payable upon the closing the Merger. These cash bonus awards were granted to compensate the non-management directors to approximately the same extent that they would have been compensated if, but for the deferral, they had been granted options to purchase 10,000 shares of Common Stock on December 5, 2007, with an exercise price equal to $9.28 per share, the closing price of Shares on the Nasdaq Global Select Market on such date. Consequently, based on the Offer Price, each non-management director will be entitled to receive a $22,200 cash bonus from the Company immediately following the Effective Time of the Merger.

Anticipated Payments to Executive Officers and Directors in Respect of Outstanding Shares and Equity Awards

The following shows the amount in cash that each executive officer and director is anticipated to receive upon the consummation of the Offer and Merger in respect of the acceleration and cash-out of all stock options and restricted stock units held by such executive officers and directors and the payment of the Offer Price in respect of all Shares held by such executive officers and directors, in each case as of May 9, 2008.

Executive Officer or Director	Cash-out of Exercisable Options(1)	Cash-out of Accelerated Options(2)	Cash-out of Restricted Stock Units(3)	Merger Consideration Payable for Shares Owned(4)	Cash Bonus Payment for Non-Management Directors(5)	Total Payments
Carl Myron Wagner, Director and Chief Executive Officer	—	—	$57,500	$287,500	—	$345,000

Steven W. Eymann, Executive Vice President and Chief Technical Officer	$1,155,930	—	—	$671,267	—	$1,827,197

Malcolm C. Persen, Chief Financial Officer	$179,915	—	—	$73,865	—	$253,780

Gary D. Kline, Vice President and Corporate Controller	$263,902	—	—	$774,249	—	$1,038,151

Louis Dubin, President, Radyne division	$72,199	—	$115,000	$31,487	—	$218,686

Brian Duggan, President, Tiernan division	$1,301,825	—	—	$4,784	—	$1,306,609

Rick Fleeter President, AeroAstro	$120,962	$9,321	—	$939,539	—	$1,069,822

Walter C. Wood, President, Xicom Techologies, Inc.	—	—	—	$1,744,654	—	$1,744,654

Dr. C.J. Waylan, Director and Chairman of the Board	$114,600	—	—	$138,000	$22,200	$274,800

Dennis Elliott, Director	$123,550	—	—	—	$22,200	$145,750

Executive Officer or Director	Cash-out of Exercisable Options(1)	Cash-out of Accelerated Options(2)	Cash-out of Restricted Stock Units(3)	Merger Consideration Payable for Shares Owned(4)	Cash Bonus Payment for Non-Management Directors(5)	Total Payments
Robert C. Fitting, Director	$245,500	—	—	$611,398	$22,200	$879,098

William Keiper, Director	—	—	—	—	$22,200	$22,200

Yip Loi Lee, Director	$186,450	—	—	$23,000	$22,200	$231,650

Dr. James J. Spilker, Jr. Director	$2,600	—	—	—	$22,200	$24,800

(1)	Calculated based on the Offer Price multiplied by the number of exercisable options having an exercise price less than the Offer Price held as of May 9, 2008, less the aggregate exercise price of such options, without reduction for required withholdings, if any.
(2)	Calculated based on the Offer Price multiplied by the number of unexercisable options having an exercise price less than the Offer Price held as of May 9, 2008, assuming full acceleration thereof, less the aggregate exercise price of such options, without reduction for required withholdings, if any.
(3)	Calculated based on the Offer Price multiplied by the number of restricted stock units held as of May 9, 2008, assuming full acceleration thereof, without reduction for required withholdings, if any.
(4)	Calculated based on the Offer Price multiplied by the number of shares of Common Stock held as of May 9, 2008, without reduction for required withholdings, if any.
(5)	Calculated based on the product of 10,000 and an amount equal to the excess of (i) the Offer Price over (ii) $9.28.

Retention Bonus to Louis Dubin

In order to retain the services of Mr. Dubin pending the completion of the Merger, the Company has agreed with Mr. Dubin to pay him, in addition to all other compensation and benefits otherwise owing to him, a cash bonus in the amount of $15,000 in the event that he remains in the continuous employment of the Company through and including the Effective Time of the Merger.

Director and Officer Exculpation, Indemnification and Insurance

Delaware Law. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of law or obtained an improper personal benefit. In addition, Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the DGCL.

Radyne’s Restated Certificate of Incorporation. The Company’s restated certificate of incorporation, as amended (the “Company’s charter”), contains a director exculpation provision that provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, except (i) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper benefit. The exculpation provision further states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of the Company’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In addition, the Company’s charter contains an indemnification provision that requires the Company to indemnify and hold harmless any person to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, against any and all expenses, liabilities and losses reasonably incurred by such person who was or is a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. The Company is required to advance expenses for the defense of any action for which indemnification may be available under certain circumstances. This summary of the Company’s charter is qualified in its entirety by the restated certificate of incorporation, as amended, which is filed herewith as Exhibit (e)(10) and incorporated herein by reference.

Indemnification Agreements. The Company has entered into separate indemnification agreements with its directors and executive officers. In general, the indemnification agreements provide that, subject to the procedures set forth in the indemnification agreement: (i) the Company will indemnify the indemnitee in the event the indemnitee is, or is threatened to be made, a party to or a participant in a proceeding by reason of the indemnitee being or formerly being a director or officer of the Company or serving at the request of the Company as a director or officer (or in other similar capacities) of another entity or enterprise; (ii) if requested by the indemnitee, and subject to certain exceptions, the Company will advance the expenses of defending claims to the indemnitee; (iii) the rights of the indemnitee under the indemnification agreement are in addition to any other rights the indemnitee may have under the Company’s charter or bylaws, Delaware law or otherwise; (iv) subject to certain limitations, the Company will maintain an insurance policy or policies providing directors’ and officers’ liability insurance which would indemnify indemnitee or advance expenses to indemnitee whether or not such indemnity or advancement of expenses is of the type provided by the indemnification agreement; and (v) in the event of a “potential change of control,” if requested by the indemnitee, the Company must establish a trust fund to secure potential indemnification obligations of the Company to such indemnitee, unless the Company maintains directors’ and officers’ liability insurance with coverage levels at least as favorable to the indemnitee as the coverage levels provided by the Company’s existing insurance policies at the time the indemnification agreement is entered into. The above description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of indemnification agreement, which is filed as Exhibit (e)(10) hereto and incorporated herein by reference.

Directors and Officers Liability Insurance. The Company maintains liability insurance that insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

Merger Agreement. The Merger Agreement provides that for a period of six years from the Effective Time, the Company’s charter and by-laws shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company’s charter and by-laws in effect on the date of the Merger Agreement. The Merger Agreement further provides that, after the Effective Time, the Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and its subsidiaries against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, at or prior to the Effective Time, for a period of six years after the date of the Merger Agreement, and provides for advancement of expenses under certain circumstances. In addition, the Merger Agreement provides that the Company, subject to certain limitations and qualifications, shall maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof.

Arrangements with Comtech and Purchaser

Merger Agreement

The summary of the Merger Agreement contained in the section of the Offer to Purchase titled “Summary of the Merger Agreement” is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

The Merger Agreement contains representations and warranties that the Company, Comtech and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in confidential schedules. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company and Purchaser rather than establishing matters as facts. The terms of the Merger Agreement are not intended and should not be construed to modify or supplement any factual disclosures about the Company or Comtech in their respective public reports filed with the SEC.

Confidential Disclosure Agreement

The Company and Comtech entered into a confidential disclosure agreement dated as of January 3, 2008, in connection with the consideration of a possible negotiated transaction involving the Company. Under the confidential disclosure agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” provisions for the protection of the Company. This summary of the confidential disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the confidential disclosure agreement between the Company and Comtech, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Radyne Board

The Radyne Board, at a meeting held on May 8, 2008, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement to be advisable and (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Accordingly, the Radyne Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer. A letter to stockholders communicating the Board’s recommendation is attached as Annex III hereto and is incorporated herein by reference.

Background of the Transaction

The Company has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value and its status within its industry. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, divestitures, joint ventures, collaborations and business combinations.

October 2006 Events

On October 4, 2006, Fred Kornberg, President and Chief Executive Officer of Comtech, telephoned Dr. C.J. Waylan, Chairman of the Radyne Board, to convey Comtech’s interest in acquiring Radyne. Mr. Kornberg indicated to Dr. Waylan that a formal letter related to the proposed acquisition would follow.

On October 6, 2006, Mr. Kornberg sent a letter to Dr. Waylan, attached to which was a non-binding letter of intent (the “October LOI”), setting forth the terms of a proposed acquisition by Comtech of all of Radyne’s outstanding shares for $15 per share, subject to numerous conditions, including the completion of due diligence.

On October 13, 2006, the Radyne Board met to discuss the October LOI. Also present at the meeting were Mr. Persen, Steven Pidgeon of Snell & Wilmer L.L.P., Radyne’s legal counsel, and representatives of Needham & Company, LLC (“Needham & Company”), financial advisor to Radyne. At the meeting, Dr. Waylan summarized the terms of the October LOI. Mr. Pidgeon provided an overview of the legal obligations of the Board in connection with the October LOI, noting that he had confirmed this analysis with Delaware counsel. Messrs. Wagner and Persen provided an analysis of Radyne’s long-term business plan, including the status of new product development and introductions. Needham & Company provided financial analyses of the potential value of the long-term business plan to stockholders of Radyne based on customary valuation parameters. The Radyne Board discussed this analysis in detail in light of the October 6 letter from Mr. Kornberg. The Radyne Board also discussed the fact that Radyne’s CEO had only recently been appointed to this position. Following this discussion, the Radyne Board determined that pursuit of Radyne’s long-term business plan, led by the CEO, was likely to yield greater long-term value to shareholders and determined to advise Comtech that Radyne did not intend to pursue its inquiry.

On October 16, 2006, Dr. Waylan sent a letter to Mr. Kornberg informing him that the Radyne Board had reviewed the October LOI and had decided to not pursue the transactions contemplated thereby.

On October 25, 2006, Radyne entered into a letter agreement with Needham & Company pursuant to which Radyne formally engaged Needham & Company to act as its financial advisor.

March through May 2007 Events

During the week of March 7, 2007, Mr. Kornberg telephoned Dr. Waylan to discuss a potential acquisition of Radyne by Comtech.

On March 13, 2007, Dr. Waylan and Mr. Kornberg met in Ft. Myers, Florida to discuss a potential acquisition of Radyne by Comtech.

On March 15, 2007, Mr. Kornberg sent a letter to Dr. Waylan, attached to which was a non-binding letter of intent (the “March LOI”) setting forth the terms of a proposed acquisition by Comtech of all of Radyne’s outstanding shares for $13 per share, subject to numerous conditions, including the completion of due diligence.

On March 20, 2007, Board members discussed Mr. Kornberg’s letter, and noted that the offer was substantially lower than the prior offer made just months earlier, and that little had changed in terms of their view of Radyne’s long-term business plan and prospects.

On March 27, 2007, Dr. Waylan telephoned Mr. Kornberg to inform him of Radyne’s decision to reject the March LOI and to not pursue such inquiry, which was substantially lower than the previous inquiry of Comtech, just a few months earlier.

On April 2, 2007, Mr. Kornberg sent a letter to the non-management directors of Radyne, expressing his disappointment with Radyne’s decision to reject the March LOI and requesting the opportunity to address the Radyne Board to discuss the proposed acquisition by Comtech of all of Radyne’s outstanding shares for $13 per share. In his letter, Mr. Kornberg set a deadline of April 13, 2007 for the Radyne Board to reply to his request.

On April 3, 2007, the Radyne Board met to discuss the October and March inquiries and Mr. Kornberg’s letter of April 2, 2007. Also present at the meeting were Messrs. Persen and Pidgeon. At the meeting, the Radyne Board discussed Mr. Kornberg’s request to meet with the Radyne Board. Mr. Pidgeon provided an overview of the legal obligations of the Radyne Board in connection with Mr. Kornberg’s request. Thereafter, the Radyne Board resolved to create a Strategic Transaction Committee (the “Committee”) composed of Dennis Elliott and Dr. Waylan, both independent members of the Radyne Board, to consider the March LOI and other corporate acquisition matters as they arose and to make recommendations related thereto to the Radyne Board. The Radyne Board then directed the Committee to coordinate the preparation of an independent analysis of the value of Radyne and to make a recommendation to the Radyne Board on a response to Mr. Kornberg’s letter of April 2, 2007. The Board also resolved to retain the Delaware law firm of Richards, Layton & Finger, P.A. to advise the Radyne Board as necessary in connection with the Radyne Board’s consideration of corporate acquisition proposals.

On April 10, 2007, the Radyne Board met to review a financial analysis of a potential acquisition of Radyne by Comtech that had been prepared by Needham & Company. Also present at the meeting were Messrs. Persen and Pidgeon.

On April 11, 2007, Mr. Kornberg sent a letter to the non-management directors of Radyne in which he extended the deadline for Radyne to respond to his letter of April 2, 2007 until the earlier of April 30, 2007 or the day after the announcement of Radyne’s first quarter earnings.

On April 12, 2007, the Radyne Board met to review additional materials that had been prepared by Needham & Company at the direction of the Committee. Also present at the meeting were Mr. Persen, Mr. Pidgeon and a representative of Needham & Company. Needham & Company reviewed for the Radyne Board various financial analyses and reviewed with the Radyne Board historical financial results and management’s projected financial results. The Radyne Board discussed these analyses in detail in light of the most recent Comtech letter, the relatively short tenure of the Company’s CEO and the status of new and planned products. Following this discussion, the Radyne Board determined that pursuit of the Radyne’s long-term business plan was likely to yield greater long-term value to shareholders and determined to advise Comtech that Radyne did not intend to pursue its inquiry. However, the Board then directed the Special Committee to offer to meet with Comtech’s management to discuss mutually beneficial alternative alliance or business arrangements, subject to Comtech’s execution of a confidentiality and standstill agreement.

On April 23, 2007, Dr. Waylan sent a letter to Mr. Kornberg in which he informed Mr. Kornberg of Radyne’s decision to reject the March LOI and to not pursue the transactions contemplated thereby. In the letter Dr. Waylan also advised Mr. Kornberg of the creation of the Committee and advised Mr. Kornberg that the Committee would entertain meeting with Comtech’s management to discuss the potential acquisition of Radyne by Comtech.

On April 30, 2007, Mr. Kornberg sent a letter to the non-management directors of Radyne in response to Dr. Waylan’s letter of April 23, 2007 in which Mr. Kornberg accepted Dr. Waylan’s offer to have the Committee meet with Comtech’s management.

On May 10, 2007, the Committee met with Mr. Kornberg and Mr. Robert Rouse, Comtech’s Executive Vice President and Chief Operating Officer, to discuss Comtech’s strategic considerations underlying Comtech’s proposal to acquire Radyne. The members of the Committee indicated to Messrs. Kornberg and Rouse that they believed that the fair value of Radyne was in the range of $15-18 per share and, absent an offer in that range, Radyne was not willing to discuss a business combination with Comtech.

November 2007 through May 2008 Events

During the week of November 12, 2007, Mr. Kornberg telephoned Dr. Waylan to discuss a potential acquisition of Radyne by Comtech.

On November 15, 2007, Mr. Kornberg telephoned Dr. Waylan to communicate Comtech’s continued interest in acquiring Radyne. Mr. Kornberg and Dr. Waylan also discussed the Schedule 13D filings made by Discovery Group (described in the section entitled “Selected Stockholder Communications” below).

On November 26, 2007, Mr. Kornberg sent a letter to the Radyne Board in which he informed the Board that Comtech was prepared to discuss a proposed acquisition by Comtech of all of Radyne’s outstanding shares for $14 per share, in the form of cash, Comtech stock or a combination thereof, subject to specified conditions, including the completion of due diligence.

On December 4, 2007, the Committee met to discuss the proposed acquisition by Comtech of all of Radyne’s outstanding shares for $14 per share and to discuss the reengagement of Needham & Company to assist the Board in reviewing the proposal and communicating with other potential bidders for Radyne’s business. Also present at the meeting were Yip Loi Lee, a director of Radyne, Mr. Wagner, Mr. Persen and a representative of Needham & Company.

On December 5, 2007, the Radyne Board met to discuss the proposed acquisition by Comtech of all of Radyne’s outstanding shares for $14 per share as well as other regularly scheduled business. Also present at the meeting were Mr. Eymann, Mr. Persen, Mr. Pidgeon of DLA Piper US LLP (which became Radyne’s outside general legal counsel when Mr. Pidgeon joined such firm), a representative of Needham & Company and Gail Booher, a member of the executive staff of Radyne. The Radyne Board discussed this proposal in detail, as well as the general state of Radyne’s business and the industries in which it participates. The directors considered that, while Radyne’s new products were showing some early market acceptance, Radyne’s management was concerned that Radyne would not achieve budgeted revenues or earnings for the fourth quarter of 2007, or for the full year, as a result of the fourth quarter shortfall. In addition, the Radyne Board noted that several large stockholders had continued to express an interest in a sale of Radyne. After discussion of the Comtech proposal and related factors, the Radyne Board determined that, at $14 per share, Comtech’s proposal was worth pursuing but not compelling enough to forestall exploring alternative offers to acquire Radyne. The Radyne Board then authorized Dr. Waylan to communicate to Comtech that Radyne was willing to further discuss a potential acquisition transaction with Comtech. The Radyne Board also directed the Committee to take steps to perform an analysis of market interest in acquiring Radyne and to execute an orderly process if a sale of Radyne was in the best interests of Radyne’s stockholders.

On December 6, 2007, Radyne entered into a letter agreement with Needham & Company pursuant to which Radyne engaged Needham & Company to act as its financial advisor.

On December 10, 2007, the Committee met to discuss the proposed acquisition by Comtech of all of Radyne’s outstanding shares for $14 per share and the need to perform a more general analysis of market interest in acquiring Radyne in order to ensure that Radyne’s stockholders received the best possible price for the company in the event a sale was consummated. Also present at the meeting were Messrs. Wagner, Persen and Pidgeon and a representative of Needham & Company. Subsequent to the meeting, Dr. Waylan informed Mr. Kornberg that Radyne would be willing to allow Comtech to perform initial due diligence on Radyne upon execution of a confidentiality and standstill agreement. Dr. Waylan also stated that Radyne’s Board would solicit other offers for the company in its evaluation of strategic alternatives.

From December 11, 2007 to May 5, 2008, Needham & Company had contact with over 50 potential bidders to discuss, on a no name basis, a potential strategic transaction with Radyne. Of those contacted, 22 signed confidentiality and standstill agreements and received a confidential management presentation that contained descriptions of the business units and financial forecasts. Eight companies (including Comtech) submitted non-binding proposals to acquire Radyne from November 26, 2007 to February 25, 2008. These proposals ranged from $10 to $15 per share, were highly conditional, and were premised on due diligence, among other matters. Of these companies, six (including Comtech) were deemed by Radyne to have submitted sufficient indications of interest to be invited to meet with management of Radyne for in-person due diligence sessions and to be permitted access to Radyne’s data room. Of these six companies, three withdrew their proposals by March 27, 2008, and two (including Comtech) revised their proposals downward following Radyne’s pre-announcement of lower than expected 2007 fourth quarter earnings on February 4, 2008.

On December 18, 2007, the Committee met to discuss a status update provided by Needham & Company regarding its process of soliciting potential acquirers of Radyne. Also present at the meeting were Mr. Wagner, Mr. Persen, Mr. Pidgeon and Mark Gentile of Richards, Layton & Finger, P.A., Radyne’s Delaware legal counsel.

On December 21, 2007, the Board of Radyne met to obtain a status update on the strategic process. Also present at the meeting were Mr. Pidgeon and a representative of Needham & Company.

On January 3, 2008, Radyne entered into a confidential disclosure agreement with Comtech.

On January 8, 2008, Mr. Rouse, Mr. Michael Porcelain, Senior Vice President and Chief Financial Officer of Comtech, and Mr. Jerome Kapelus, Senior Vice President, Strategy & Business Development of Comtech, met in New York with Messrs. Wagner and Mr. Persen, and a representative of Needham & Company to discuss Comtech’s strategic business objectives and the potential synergies that could be achieved through a combination of the two companies. These discussions concluded with an agreement to proceed with an initial due diligence review of Radyne. Soon thereafter, Radyne provided Comtech and its advisors with access to an online data room, and began populating the data room based on diligence requests put forward by Comtech and its advisors. Over the next several weeks Comtech conducted a due diligence review of the materials made available from time to time in the online data room.

On January 11, 2008, the Committee met to discuss the status of Needham & Company’s process of soliciting potential acquirers of Radyne. Also present at the meeting were Mr. Wagner and a representative of Needham & Company. Needham & Company informed the Committee that Needham & Company had contacted several companies on Radyne’s behalf in connection with a possible corporate acquisition transaction involving Radyne and discussed the specific expressions of interest that Needham & Company had received from various of these companies to date.

On January 17, 2008, representatives of both Radyne and Comtech met in Phoenix, Arizona to discuss Radyne’s business and operations.

On January 18, 2008, representatives of Comtech conducted due diligence on Radyne in Phoenix, Arizona.

On January 30, 2008, representatives of both Radyne and Comtech, together with a representative of Needham & Company, met at the Xicom facilities in Santa Clara, California to discuss Radyne’s Xicom business unit. In addition, Radyne communicated to Comtech that Radyne’s 2007 fourth quarter financial results would be below expectations and that Radyne was intending to issue a press release pre-announcing its expected 2007 fourth quarter financial results and announcing that it had retained Needham & Company as its financial advisor to assist it in exploring strategic alternatives. Based on the new expected 2007 fourth quarter financial results, Mr. Wagner requested that Comtech confirm its offer to purchase Radyne for $14 per share. Comtech communicated that it would confirm its offer or provide a new offer by February 13th, 2007.

On February 1, 2008, the Committee met to discuss the status of Needham & Company’s process of soliciting potential acquirers of Radyne. Also present at the meeting were Messrs. Lee, Wagner, Persen, Pidgeon and a representative of Needham & Company. Needham & Company informed the Committee that it had contacted several additional companies on Radyne’s behalf in connection with a possible corporate acquisition transaction involving Radyne and discussed the specific expressions of interest that Needham & Company had received from various of these companies to date.

On February 4, 2008, Radyne issued a press release pre-announcing its expected 2007 results, which were below expectations. The press release also announced that it had retained Needham & Company as its financial advisor to assist it in exploring strategic alternatives, including a possible sale of Radyne. Radyne’s common stock closed at $9.35 on February 4, 2008, up $0.70 from the prior trading day’s close.

On February 7, 2008, representatives of both Radyne and Comtech, together with a representative of Needham, met in Ashburn, VA to discuss Radyne’s AeroAstro business unit.

On February 11, 2008, Mr. Wagner telephoned Mr. Kornberg to discuss the proposed acquisition by Comtech of all of Radyne’s outstanding shares for $14 per share.

On February 13, 2008, Mr. Kornberg called Mr. Wagner and communicated that Comtech would be submitting a new proposal which would be provided to Radyne in a three to five day time period.

On February 18, 2008, Mr. Kornberg sent a letter to Dr. Waylan and a representative of Needham & Company in which he stated that Comtech was prepared to negotiate an acquisition of Radyne at values per share of between $11.50 and $12, subject to specified conditions, including the completion of due diligence.

On February 19, 2008, the Committee met to discuss the merger transaction with Comtech proposed by Mr. Kornberg in his letter of February 18, 2008. Also present at the meeting were Messrs. Wagner and Persen and a representative of Needham & Company.

During the period from February 26, 2008 through March 25, 2008, Mr. Wagner and Mr. Kornberg had telephone calls regarding due diligence matters.

On March 19, 2008, the Radyne Board met to discuss Radyne’s options related to Radyne’s strategic alternative review process. Also present at the meeting were Mr. Pidgeon and a representative of Needham & Company.

On March 20, 2008, Radyne issued a press release announcing that its exploration of strategic alternatives was continuing in the wake of an analyst report speculating that the sale process would be unsuccessful.

On March 25, 2008, representatives of both Radyne and Comtech, together with representatives of Needham & Company, met in Santa Clara, California to discuss the business and operations of Radyne’s Xicom business unit and tour the business unit’s facilities.

On March 26, 2008, representatives of both Radyne and Comtech, together with representatives of Needham & Company, met in San Diego, California, to discuss the business and operations of Radyne’s Tiernan business unit and tour the business unit’s facilities.

On April 7, 2008, representatives of both Radyne and Comtech met in Phoenix, Arizona to discuss the SkyWire product and business market.

On April 11, 2008, representatives of Needham & Company distributed an initial draft of a merger agreement that was prepared by DLA Piper US LLP to Comtech and two other potential bidders for Radyne and asked for “best and final” offers from them.

On April 23, 2008, the Committee met to discuss the strategic alternatives process. Also present at the meeting were Messrs. Wagner and Persen, and a representative of Needham & Company.

On April 24, 2008, the Radyne Board met to discuss and review the best and final offers that had been received from parties interested in acquiring Radyne. Also present at the meeting were Messrs. Eymann, Persen and Pidgeon and a representative of Needham & Company. Mr. Wagner informed the Radyne Board that

Comtech was the only party to submit a final bid after two potential bidders withdrew from the bidding process. Needham & Company discussed the financial terms of Comtech’s offer which was priced at $11.50 per share and was contingent upon confirmatory due diligence and a site visit by representatives of Comtech to Radyne’s offices in Phoenix, Arizona. The Radyne Board asked numerous questions of the Needham & Company representative and discussed at length the specifics of the Comtech offer. Mr. Pidgeon then led a discussion of the Radyne Board’s legal duties and obligations with respect to the Comtech offer and advised the Radyne Board that the transaction was structured as a front-end tender directly to Radyne’s stockholders followed by a back-end merger of Radyne and Comtech. The Radyne Board asked numerous questions of Mr. Pidgeon regarding proposed closing and termination provisions, and the proposed covenants, representations and warranties to be included in the Merger Agreement, as well as the proposed treatment of Radyne stock options in connection with the Merger. Dr. Waylan then asked each member of the Radyne Board to provide his view on the proposed transaction. Certain Board members raised additional questions regarding the valuation of Radyne, to which the Needham & Company representative and management responded. In addition, certain directors expressed concern regarding the treatment of Radyne’s employees after the closing of the transaction and questioned management with respect to any other strategic alternatives that had not been previously discussed with the Radyne Board. Management indicated that it was not aware of any such alternative. Upon further discussion, the Radyne Board unanimously resolved to instruct Radyne’s financial and legal advisors to conclude negotiations with Comtech and to provide a final agreement to sell the company to Comtech for $11.50 per share.

During the period April 9, 2008 through May 9, 2008, representatives of Radyne and its legal counsel, DLA Piper US LLP, and Comtech and its legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, engaged in extensive negotiations over the terms and conditions of the proposed Merger Agreement.

On April 30, 2008, representatives of Radyne, Needham & Company and Comtech met in Phoenix, Arizona to discuss Radyne’s business and operations, and representatives of Radyne and Comtech conducted financial and accounting due diligence.

On May 1, 2008, representatives of Radyne, Needham & Company and Comtech met in Phoenix, Arizona, to further discuss Radyne’s business and operations and to meet with KPMG LLP, Radyne’s independent registered public accounting firm.

On May 2, 2008, Messrs. Kapelus and Porcelain spoke to Needham & Company and stated that Radyne’s lower than expected first quarter 2008 results had caused concern, and that Comtech was considering decreasing the offer.

On May 2, 2008, the Radyne Board met to discuss the status of Comtech’s proposal to acquire Radyne. Also present at the meeting were Messrs. Eymann, Persen and Pidgeon and a representative of Needham & Company. The Radyne Board discussed the visits by Comtech’s representatives to Radyne’s offices in Phoenix, Arizona and the status of Comtech’s due diligence review of the company’s business and operations. Needham & Company discussed its interactions to date with representatives of Comtech. Mr. Pidgeon provided a detailed overview of the Merger Agreement, focusing on open issues relating to the certainty of closing, including those matters that would be considered, or not considered, a material adverse change in Radyne’s business or operations sufficient to enable Comtech to terminate the transaction; provisions relating to the receipt of consents and approvals, with a focus on antitrust- or competition-related filings; and provisions relating to payment of a break fee and reimbursement of expenses in the event Radyne’s Board were to take certain actions, including terminate the agreement to pursue a superior proposal.

On May 3, 2008, Comtech was informed that Radyne was not willing to provide additional due diligence information until a final offer price was confirmed. On May 4, 2008, Comtech was informed that the Radyne Board had advised its lawyers to suspend negotiations until there was resolution on price.

On May 5, 2008, the Radyne Board met to discuss the status of Comtech’s proposal to acquire Radyne. Also present at the meeting were Messrs. Eymann, Persen, Pidgeon and a representative of Needham & Company.

Upon due discussion, the Radyne Board directed Needham & Company to set a deadline of Noon EDT on May 7, 2008 for conclusion of negotiations related to the proposed acquisition.

On May 6, 2008, Messrs. Kapelus and Porcelain spoke with Mr. Wagner and a representative of Radyne’s financial advisor, and agreed to maintain the $11.50 per share offer price. Comtech also stated that a number of issues on the merger agreement remained open and that their resolution was important to Comtech.

On May 7, 2008, Mr. Pidgeon met with counsel to Comtech at their offices in order to resolve open issues on legal matters.

On May 8, 2008, the Radyne Board met to discuss the status of Comtech’s proposal to acquire Radyne. Also present at the meeting were Messrs. Eymann, Persen and Pidgeon and a representative of Needham & Company. Mr. Wagner updated the Radyne Board on the status of Radyne’s negotiations with Comtech. Mr. Pidgeon updated the Radyne Board on the status of finalizing the legal documents related to the proposed acquisition. A representative of Needham & Company provided an overview of the process to date, presented Needham & Company’s financial analysis of the proposed acquisition and then delivered. Needham & Company’s oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to assumptions and other matters set forth in the written opinion, the Merger Consideration of $11.50 per Share to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Mr. Pidgeon then provided the Radyne Board with resolutions approving the proposed acquisition and related matters for the Radyne Board’s consideration. Mr. Pidgeon also discussed the status and general resolution of the open issues discussed at the prior board meeting. The Radyne Board asked numerous questions of management, the Needham & Company representative and Mr. Pidgeon regarding the terms of the Merger Agreement and discussed the advantages and risks of the proposed transaction that are described in the “Reasons for the Board’s Recommendation” section below. Following the discussion, the Radyne Board unanimously approved the $11.50 per share price and the other terms of the transaction, determined that the Merger Agreement, the Offer and the Merger were advisable, and in the best interests of Radyne and its stockholders, unanimously approved the Offer and the Merger in accordance with the DGCL, unanimously approved the Merger Agreement and recommended that the Radyne’s stockholders accept the Offer, tender their shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

On May 10, 2008, Radyne, Comtech and Purchaser executed the Merger Agreement.

On May 12, 2008, Radyne, Comtech and Purchaser issued public announcements regarding the transaction.

Selected Stockholder Communications

Radyne’s management has contacts from time to time with various stockholders. During the period from September 2007 to April 2008, some Radyne stockholders contacted Radyne to encourage Radyne’s Board to seriously evaluate any offers receive and to pursue a sale process. Certain stockholder communications are described more particularly below.

In July 2007, Radyne received a letter dated July 25, 2007 from Discovery Group (“Discovery Group”), a hedge fund that, at that time, controlled approximately 8.8% of Radyne’s outstanding Shares. In its letter, Discovery Group recommended that Radyne engage a qualified investment banker to orchestrate a thorough yet expeditious process to sell Radyne. This letter was filed by Discovery Group on Schedule 13D with the SEC.

In September 2007, Radyne received another letter from Discovery Group. In this letter, Discovery Group requested that the Radyne Board pursue a possible sale of Radyne, and reiterated the prior request that Radyne engage an investment bank to orchestrate a process to sell Radyne.

In November 2007, Discovery Group made a demand for corporate records, including board minutes relating to change of control matters. Radyne denied this demand since it did not satisfy applicable law.

However, Radyne later provided Discovery Group with a list of its record holders as of December 18, 2007. Discovery Group’s demand letters to Radyne were filed with the SEC on Schedule 13D.

In January 2008, Radyne received a letter dated January 24, 2008 from Monarch Activist Partners (“Monarch”), an institutional stockholder of Radyne. In its letter, Monarch expressed concerns about Radyne’s business strategy and urged Radyne’s Board to immediately hire an investment banker to explore strategic alternatives including the potential sale of Radyne. Radyne received another letter from Monarch in February 2008, in which Monarch indicated its agreement with Radyne’s announcement that it is exploring strategic alternatives, and urged Radyne to amicably resolve Discovery Group’s requests. Monarch filed its January and February 2008 letters with the SEC on Schedule 13D.

Reasons for the Board’s Recommendation

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Radyne Board consulted with senior management and the Company’s financial and legal advisors and considered a number of factors, including the following:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Radyne Board considered Radyne’s business, financial condition and results of operations, as well as Radyne’s financial plan and prospects if it were to remain an independent company. The Radyne Board discussed Radyne’s recent financial results, including its failure to make its earning plan for 2007, and the expectation that earnings for the first quarter of 2008 would be down substantially from the first quarter of 2007. The Radyne Board discussed Radyne’s current financial plan, including its budget for a flat or down year for 2008 as well as the risks associated with achieving and executing upon Radyne’s business plan, the uncertainty of being able to expand Radyne’s business, the impact of general economic market trends on Radyne’s sales, and increased competition. The Radyne Board also considered stock prices for companies in its industry have generally deteriorated in recent quarters, and the general risks of market conditions that could further reduce the Company’s stock price.

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Strategic Alternatives. The Radyne Board considered the possible alternatives to the acquisition by Comtech, including the possibility of continuing to operate the Radyne as an independent entity, and assessed the potential benefits and risks to Radyne and its stockholders of these possible alternatives. The Radyne Board considered a series of communications from Radyne’s large institutional stockholders urging the Board to consider a change of control transaction. In addition, the Radyne Board considered that it and its financial advisor had aggressively “shopped” the Company, and that the proposal from Comtech was the strongest received. In light of the Company’s extensive sale process that had been undertaken, the Radyne Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger likely represented the best per share price reasonably obtainable for Radyne’s stockholders. The Radyne Board also considered that possibility that its stock price would fall if the Company were to announce that its strategic process had ended without success.

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Transaction Financial Terms; Premium to Market Price. The Radyne Board considered the relationship of the Offer Price to the current and recent market prices for the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 46.1% over the closing price per Share on the trading day prior to Radyne Board’s meeting on May 8, 2008 to consider approval of the transaction, 49.4% over the closing price per Share five trading days before the May 8 meeting, and 30.7% over the closing price per Share twenty trading days prior to the May 8 meeting and the fact that the trading price was supported by Radyne’s February 4, 2008 press release announcing that it was engaged in a strategic process.

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Opinion of the Company’s Financial Advisor. The Radyne Board considered the financial analyses and opinion of Needham & Company, LLC delivered orally to the Radyne Board and subsequently confirmed in writing that, as of May 8, 2008 and based upon and subject to the assumptions and other matters described in the written opinion, the Merger Consideration of $11.50 per Share, net to the seller in cash, to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to those holders from a financial point of view. For a detailed description of the opinion, which is attached hereto as Annex II, see the section entitled “Opinion of Radyne’s Financial Advisor” on page 19 of this Statement.

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Cash Consideration; Certainty of Value. The Radyne Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, the certainty of the value of such cash consideration compared to stock or other consideration and Comtech’s representation that it possesses sufficient funds on hand to consummate the Offer and Merger.

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Timing of Completion. The Radyne Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares with a “top-up” option (which is more fully described in the Offer to Purchase) to enable rapid consummation of a back-end merger, which should allow stockholders to receive the transaction consideration in a relatively short timeframe. The Radyne Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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Other Terms and Conditions of the Merger Agreement. The Radyne Board considered the terms and conditions of the Merger Agreement in addition to the consideration to be paid for the Shares, including that outstanding option grants and restricted stock units would be accelerated and the holders would receive per share consideration equal to the Offer Price. The Radyne Board also considered that the Company may terminate the Merger Agreement to pursue a proposal that the Radyne Board believes is a superior transaction involving Radyne, in light of its fiduciary duties, subject to payment of a termination fee of $5 million and deal expenses up to $1 million.

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Risks of the Transaction. The Radyne Board considered various risks and other countervailing factors related to entering into the Merger Agreement, including (i) the risk that U.S. or foreign antitrust and competition authorities may not approve the Offer or Merger or may impose terms and conditions on their approvals that would be so burdensome as to permit Comtech to terminate, and (ii) the potential impact to Radyne if the Offer and Merger are not consummated, including the impact of restrictions under the Merger Agreement on Radyne’s ability to take certain actions during the period prior to the closing or termination of the Merger (which may delay or prevent the Company from undertaking business opportunities), the potential for increased employee attrition, and (iii) the potential effect on Radyne’s business and relations with customers and suppliers.

The foregoing discussion of the factors considered by the Radyne Board is not intended to be exhaustive, but does set forth the principal factors considered by the Radyne Board. The Radyne Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Radyne Board deemed relevant. In view of the wide variety of factors considered by the members of the Radyne Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Radyne Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Radyne Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s directors and executive officers intend to tender for purchase pursuant to the Offer all Shares that they own (both of record and beneficially, and excluding shares subject to unexercised options and restricted stock units). No subsidiaries of the Company own any Shares.

Opinion of Radyne’s Financial Advisor

Pursuant to an engagement letter dated December 6, 2007, the Company retained Needham & Company to act as financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On May 8, 2008, Needham & Company delivered to the Radyne Board its oral opinion, which it subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the Merger Consideration of $11.50 per Share, net to the seller in cash, to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Radyne Board in connection with and for the purpose of the Company’s evaluation of the transactions contemplated by the Merger Agreement. The Needham & Company opinion relates only to the fairness, from a financial point of view, to the holders of Shares of the Merger Consideration, which was determined through arm’s length negotiations between the Company and Comtech. The Needham & Company opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. While Needham & Company did provide independent financial advice to the Radyne Board during the course of the negotiations between the Company and Comtech, the decision to approve and recommend the Offer and the Merger was made independently by the Radyne Board.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this Schedule 14D-9 as Annex II and is incorporated herein by reference. The summary of the Needham & Company opinion set forth below is qualified in its entirety by reference to the Needham & Company opinion. Holders of Shares should read the Needham & Company opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated May 8, 2008;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Comtech or the contemplated benefits of the Offer and the Merger. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company assumed, based upon discussions with management of the Company, that the research analyst projections with respect to the Company represent reasonable estimates as to the future financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Comtech nor did Needham & Company evaluate the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to May 8, 2008, and is not necessarily indicative of current or future market conditions.

Selected Company Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because their businesses may be considered similar to the business of the Company. These companies, referred to as the selected companies, consisted of the following:

Comtech Telecommunications Corp.

CPI International, Inc.

EMS Technologies, Inc.

Globecomm Systems Inc.

Hughes Communications, Inc.

ViaSat, Inc.

The following table sets forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2008 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of projected calendar year 2008 EBITDA;

•	price as a multiple of LTM earnings per share, or EPS; and

•	price as a multiple of projected calendar year 2008 EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on May 7, 2008 and calculated multiples for the Company based on the Merger Consideration of $11.50 per Share. Projected calendar year 2008 multiples for the Company were calculated based on three sets of forecasts by management of the Company and based on research analyst projections. The three sets of management forecasts represented different cases assuming 15.5%, 10.0% and 7.0% compound annual growth rates (CAGR).

	Selected Companies				Merger Consideration
	High	Low	Mean	Median	Using 15.5% CAGR Forecasts	Using 10.0% CAGR Forecasts	Using 7.0% CAGR Forecasts	Using Analysts Estimates
Enterprise value to LTM revenues	1.5x	0.8x	1.2x	1.2x	1.4x	1.4x	1.4x	1.4x

Enterprise value to projected calendar year 2008 revenues	1.4x	0.7x	1.1x	1.1x	1.2x	1.3x	1.3x	1.2x

Enterprise value to LTM EBITDA	11.6x	6.6x	8.9x	8.5x	11.0x	11.0x	11.0x	11.0x

Enterprise value to projected calendar year 2008 EBITDA	10.8x	5.5x	7.8x	6.9x	8.7x	9.2x	9.3x	N/A

Price to LTM EPS	24.3x	8.8x	17.7x	18.2x	21.4x	21.4x	21.4x	21.4x

Price to projected calendar year 2008 EPS	56.1x	9.1x	21.2x	14.1x	17.2x	18.5x	18.7x	18.3x

Selected Transaction Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced since December 1, 2003 that involved target companies that were involved in the communications equipment business:

Acquirer	Target
Private Equity Consortium	Gilat Satellite Networks Ltd.
Cobham plc	BAE Systems plc (Surveillance & Attack Business)
British Sky Broadcasting Group plc	Amstrad plc
Swarth Group	ECI Telecom Ltd.
CommScope, Inc.	Andrew Corporation
Motorola, Inc.	Terayon Communications Systems, Inc.
Thrane & Thrane A/S	Nera ASA (Nera SatCom AS)
L-3 Communications Holdings, Inc.	TRL Electronics plc
Engineered Support Systems, Inc.	Spacelink International, LLC
Powerwave Technologies, Inc.	LGP Allgon Holding AB

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM EBITDA

Needham & Company calculated multiples for the Company based on the Merger Consideration of $11.50 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				Merger
	High	Low	Mean	Median

Enterprise value to LTM revenues	2.7x	1.0x	1.6x	1.5x	1.4x
Enterprise value to LTM EBITDA	16.7x	5.3x	12.4x	13.1x	11.0x

Stock Price Premium Analysis. Needham & Company analyzed publicly available financial information for 41 merger and acquisition transactions that represent transactions involving publicly-traded technology companies announced since January 1, 2005 with transaction equity values of between $150 million and $350 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days and 20 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $11.50 per Share and the closing prices of the Shares one trading day, five trading days and 20 trading days prior to May 8, 2008. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger at $11.50
	High	Low	Mean	Median
One trading day stock price premium	71.0%	2.7%	27.9%	24.4%	46.1%
Five trading day stock price premium	68.0%	4.1%	30.5%	27.7%	49.4%
20 trading day stock price premium	86.0%	8.9%	38.5%	37.1%	30.7%

Discounted Cash Flow Analysis. Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company’s management’s forecasts, using the three different cases: 15.5% CAGR, 10.0% CAGR and 7.0% CAGR . Needham & Company took the following approach for each case of management forecasts. Needham & Company calculated a range of indications of the present value of free cash flows for the Company for the years 2008 through 2012 using discount rates ranging from 14.0% to 16.0%. Needham & Company then calculated a range of illustrative terminal values as of the end of 2012 by applying multiples ranging from 10.0x to 12.0x to the Company’s management’s estimate of its 2012 EBITDA for that case. These illustrative terminal values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.0% to 16.0%. Needham & Company then added the range of the implied present values of the Company’s free cash flows for the years 2008 through 2012 with the ranges of implied present values of the Company’s terminal values at the end of 2012 to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s net cash to arrive at the ranges of implied present equity values. This analysis indicated the following implied per Share equity reference range for the Company, as compared to the Merger Consideration of $11.50 per Share:

	Illustrative Implied Per Share Equity Reference Range for the Company	Per Share Merger Consideration
15.5% CAGR case	$11.64 - $14.25
10.0% CAGR case	$10.20 - $12.37	$11.50
7.0% CAGR case	$ 9.40 - $11.32
Average of three cases	$10.41 - $12.65

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Radyne Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Radyne Board or management with respect to the Merger Consideration or the Offer and the Merger.

Under the terms of the Company’s engagement letter with Needham & Company, the Company has paid or agreed to pay Needham & Company a nonrefundable fee of $250,000 for rendering the Needham & Company opinion and a $300,000 fee for financial advisory services that was payable upon execution of the Merger Agreement. The Company has also agreed to pay to Needham & Company upon the closing of the Offer and the Merger a transaction fee based on a percentage of consideration to be paid in the Offer and the Merger of approximately $2,236,000, against which the $550,000 opinion and financial advisory services fees would be credited. Whether or not the Offer or the Merger is consummated, the Company has agreed to reimburse Needham & Company for its out-of-pocket expenses and to indemnify Needham & Company against certain liabilities relating to or arising out of services performed by Needham & Company as financial advisor to the Company.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Radyne Board to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and the communications equipment industry generally. Needham & Company has not had any other investment banking relationship with the Company or Comtech during the past two years. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Comtech or their respective affiliates unrelated to the Offer and the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company and Comtech for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company engaged Needham & Company to act as its financial advisor in connection with the contemplated Offer and Merger. The terms of and other information regarding the Company’s engagement of Needham & Company are set forth in Item 4 above and incorporated herein by reference. Except for the foregoing, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Neither the Company nor, to the Company’s knowledge after reasonable inquiry, any executive officer, director, affiliate or subsidiary of the Company has effected any transactions in Shares during the 60 days preceding the filing date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Radyne Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, the occurrence of one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least

66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of the shares by Purchaser pursuant to the Offer. At any time before or after the consummation of the Offer or the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Comtech or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws; however, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be. The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Comtech’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve Merger

The Radyne Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted Comtech and Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued shares of Common Stock in an amount up to the lowest number of shares that, when added to the number of Shares owned by Comtech or the Purchaser immediately following the consummation of the Offer, constitutes one share more than 90% of the outstanding shares after the issuance of the new shares sold to the Purchaser (determined on a fully diluted basis on the date of determination). The option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Comtech or Purchaser as a result of which Comtech and Purchaser own beneficially at least a majority of the outstanding Shares. The option is not exercisable if the number of shares of Common Stock subject thereto exceeds the number of authorized shares of Common Stock available for issuance. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Radyne Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement and the information therein is incorporated in this Statement by reference.

Certain Financial Projections

The Company’s management has prepared internal financial forecasts and projections regarding its future financial periods from time to time. The Company does not, as a matter of course, make public these forecasts or projections. In connection with the due diligence review of the Company by Comtech, however, the Company provided Comtech with certain forward-looking information regarding the Company’s internal financial forecasts and projections, including its 2008 plan and its five-year budget. The Company has advised Comtech and Purchaser of certain assumptions, risks and limitations relating to the forecasts and projections, as described below. A summary of these internal financial forecasts and projections is set forth below. The Company also provided these forecasts and projections to Needham & Company for its use in the financial analyses conducted by Needham & Company.

The Company’s internal financial forecasts and projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, or GAAP. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Comtech and Needham & Company.

These internal financial forecasts were prepared by management in December 2007 and have not been updated since that time. These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to, the success and growth of the Company’s products; competition and other risks associated with the market for the Company’s products and services; the Company’s ability to develop and introduce new products or enhancements and fixes to existing products; the Company’s ability to achieve and maintain market acceptance of new products or enhancements; the Company’s ability to attract and retain key personnel; the Company’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; the Company’s ability to manage its growth; the Company’s ability to successfully maintain effective internal controls; and other risks detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company,

Comtech or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such.

Projected 2008 Consolidated Plan (prepared in December 2007 for internal purposes only)

(dollar amounts in $000 except for EPS)

	Q1	Q2	Q3	Q4	Year
Sales	$36,353	$40,255	$42,470	$45,443	$164,521
EBIT	$2,537	$4,525	$5,393	$6,830	$19,285
Net Earnings	$1,785	$3,073	$3,648	$4,581	$13,087
Diluted EPS	$0.09	$0.16	$0.19	$0.23	$0.67

Projected Five-Year Statement of Operations (prepared December 2007 for internal purposes only)

(in $000)

	2008	2009	2010	2011	2012
Sales	$164,521	$191,157	$224,547	$258,505	$291,745
EBIT	$19,285	$22,023	$26,738	$31,781	$36,861
Net Earnings	$13,087	$15,566	$19,090	$22,901	$26,826

None of the Company, Comtech or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company nor, to the knowledge of the Company, Comtech, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Comtech or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)*	Letter to Stockholders of the Company dated May 22, 2008 from Carl Myron Wagner, Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9)

(a)(2)*	Offer to Purchase dated May 22, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(3)*	Form of Transmittal Letter (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(4)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)
(a)(5)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(6)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(7)*	Form of summary advertisement, published May 21, 2008 in The New York Times (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

(a)(8)*	Opinion of Needham & Company, LLC dated May 8, 2008 (included as Annex II to this Schedule 14D-9)

(a)(9)	Press Release issued by the Company dated May 12, 2008 (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on May 12, 2008)

(a)(10)	List of frequently asked questions distributed to the Company’s employees on May 12, 2008 (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on May 12, 2008)

(e)(1)	Agreement and Plan of Merger dated May 10, 2008 among the Company, Comtech and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2008)

(e)(2)	Amended and Restated Employment Agreement dated as of May 7, 2008 between the Company and Carl Myron Wagner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2008)

(e)(3)	Change in Control Agreement dated as of May 7, 2008 between the Company and Steven Eymann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2008)

(e)(4)+	Change in Control Agreement dated as of September 27, 2007 between the Company and Malcolm Persen

(e)(5)+	Change in Control Agreement dated as of September 27, 2007 between the Company and Brian Duggan

Exhibit No.	Description
(e)(6)	2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 5, 2007)

(e)(7)	2000 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, dated and declared effective on July 19, 2000, Exhibit 4.1 to the Company’s Registration Statement on Form S-8, dated and declared effective on May 29, 2002, and Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2006)

(e)(8)	1996 Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, dated and declared effective on March 12, 1997 and Exhibit 4.1 to the Company’s Registration Statement on Form S-8, dated and declared effective on November 18, 1998)

(e)(9)	Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s description of capital stock on Form 8-A12G filed with the SEC on July 13, 2000 and Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2006)

(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2006)

(e)(11)	Confidentiality Agreement dated January 3, 2008 between the Company and Comtech (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Comtech and Purchaser with the SEC on May 22, 2008)

*	Included in copies mailed to stockholders of the Company
+	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

RADYNE CORPORATION

By:	/s/ CARL MYRON WAGNER
Carl Myron Wagner Chief Executive Officer

Dated: May 22, 2008

ANNEX I

Radyne Corporation

3138 East Elmwood Street

Phoenix, Arizona 85034

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 22, 2008 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), of Radyne Corporation, a Delaware corporation (“Radyne” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Comtech TA Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to a majority of seats on the Board of Directors of Radyne (the “Radyne Board” or “Board of Directors”). On May 10, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech and Purchaser, pursuant to which Purchaser agreed to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Radyne (the “Shares”) at a price of $11.50 per Share, net to seller in cash, without interest thereon (the “Offer Price”), subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 22, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Radyne and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Comtech and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 22, 2008. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into Radyne (the “Merger”). Following consummation of the Merger, Radyne will continue as the surviving corporation and will be a wholly owned subsidiary of Comtech. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Comtech, any of its subsidiaries (including Purchaser), Radyne or any of its subsidiaries, and Shares held by stockholders of Radyne who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount of cash equal to the Offer Price (the “Merger Consideration”), subject to withholding of any applicable taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by Radyne with the SEC on May 22, 2008 and which is being mailed to stockholders of Radyne along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Comtech, Purchaser or Purchaser’s Designees (as defined below) has been provided to Radyne by Comtech, and Radyne assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Purchaser will commence the Offer on May 22, 2008. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of June 20, 2008, unless Purchaser extends it.

PURCHASER’S RIGHT TO DESIGNATE

DIRECTORS AND POTENTIAL PURCHASER’S DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Comtech or Purchaser or any of their affiliates pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Purchaser is entitled to designate such number of directors (“Purchaser’s Designees”), rounded up to the next whole number, on the Radyne Board as is equal to the product of the total number of directors on the Radyne Board (after giving effect to directors elected or designated by Purchaser pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Comtech, Purchaser and any of their affiliates bears to the total number of Shares then outstanding.

The Merger Agreement provides that upon any exercise of such rights by Purchaser, Radyne will use reasonable best efforts to, upon Purchaser’s request, promptly, at Comtech’s election, either increase the size of the Radyne Board or secure the resignations of such number of directors as is necessary to enable Purchaser’s Designees to be so elected and to cause Purchaser’s Designees to be so elected. The Merger Agreement also provides that Radyne will take all such actions as are necessary or desirable to cause Purchaser’s Designees to constitute a majority of each committee of the Radyne Board, other than any committee of the Radyne Board established to take action under the Merger Agreement.

The Merger Agreement further provides that, in the event that Purchaser’s Designees are elected or designated to the Radyne Board, then, until the Effective Time, the Company shall cause the Radyne Board to have at least two directors who are (i) independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market LLC and (ii) reasonably satisfactory to Comtech; provided, however, that, if any independent director is unable to serve due to death or disability or any other reason, the remaining independent directors shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of the Merger Agreement (provided, that no such individual is an employee of the Company or the subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an independent director (or independent directors) for purposes of the Merger Agreement. If no independent director remains prior to the Effective Time, a majority of the members of the Radyne Board at the time of the execution of the Merger Agreement shall be entitled to designate two persons to fill such vacancies; provided, that such individuals shall not be employees or officers of the Company, Comtech or Purchaser and shall be reasonably satisfactory to Comtech, and such persons shall be deemed independent directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, Comtech and Purchaser shall cause any amendment or termination of the Merger Agreement, any extension by the Company of the time for the performance of any of the obligations or other acts of Comtech or Parent or waiver of any of the Company’s rights under this Agreement or other action adversely affecting the rights of the stockholders (other than Comtech or Purchaser) not to be effected without the affirmative vote of a majority of the independent directors.

As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, Purchaser has advised the Company that the Purchaser Designees will be selected from the list of potential Purchaser Designees set forth on Schedule A hereto, and that all of the potential Purchaser Designees have consented to serve as directors of the Company if so designated. None of the potential Purchaser Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the potential Purchaser Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has further informed the Company that none of the potential Purchaser Designees has, during the past five years, (i) had a petition under federal bankruptcy laws or state insolvency laws filed by or against the person or any partnership or business with which he was associated, (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iv) been found by a court of competent jurisdiction or the Commodity Futures Trading Commission to have violated any federal commodities laws or (v) been a party to any material proceedings which is adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on May 1, 2008, there were 18,808,528 Shares outstanding.

INFORMATION CONCERNING CURRENT

DIRECTORS AND EXECUTIVE OFFICERS OF RADYNE CORPORATION

The following table sets forth the directors and executive officers of the Company, their ages and their respective positions with the Company as of May 20, 2008.

Name	Age	Position
Dr. C.J. Waylan	66	Director and Chairman of the Board
Dennis Elliott	66	Director
Robert C. Fitting	73	Director
William Keiper	57	Director
Yip Loi Lee	64	Director
Dr. James J. Spilker, Jr.	74	Director
Myron Wagner	52	Director and Chief Executive Officer
Steven Eymann	56	Executive Vice President and Chief Technical Officer
Malcolm C. Persen	54	Chief Financial Officer, Vice President of Finance and Secretary
Garry D. Kline	59	Vice President, Corporate Controller and Assistant Secretary
Louis Dubin	38	President and General Manager—Radyne
Brian Duggan	66	President and General Manager—Tiernan
Rick Fleeter	53	President and General Manager—AeroAstro
Walter C. Wood	67	President and General Manager—Xicom Technologies, Inc.

Dr. C.J. Waylan has been a director of the Company since February 2000 and currently serves as Chairman of the Board of Directors and as Chairman of the Governance and Nominating Committee. Dr. Waylan is also a member of the Audit and Compensation Committees. Dr. Waylan served as President of GTE Spacenet and Executive Vice President of the GTE wireless group during his career with GTE Corporation. He retired from GTE in 1996. From 1997 to 2006 he served as President and Chief Executive Officer of CCI International, NV., a mobile satellite services start-up. As a US Naval Officer Dr. Waylan served in a number of space and communications-related positions during a twenty year career. He received a Bachelor’s degree from the University of Kansas in 1965 and a Master of Electrical Engineering and Ph.D. from the Naval Postgraduate School in 1972 and 1974 respectively. He currently serves on the Board of Directors of Globecomm Systems, Inc.

Dennis Elliott has been a director of the Company since October 1998 and is Chairman of the Audit Committee. He is also a member of the Compensation and the Governance and Nominating Committees of the Board of Directors. He is the President of Elliott Communications Co., a technology/marketing/finance consulting concern involved in advising companies on strategy and developing operating ventures in telecommunications, data networking, digital television/HDTV and multimedia. He has also held executive positions at Pacific Telecom, Inc., RCA American Communications (now SES Americom) and RCA Global Communications. He was the principal financial officer at Pacific Telecom and RCA American Communications. Mr. Elliott holds an M.B.A. from Harvard University, an M.S.E.E. from Stanford University and a B.S.E.E. from the University of Iowa.

Robert C. Fitting has been a director of the Company since March 1995. He served as the Company’s President from February 1995 until March 28, 2000 and as the Company’s Chief Executive Officer from October 1998 until his retirement in August 2006. His professional career began at Bell Laboratories in 1962 where he spent six years developing innovative communication technologies. Mr. Fitting then joined the Motorola Government Electronics Division where he was an engineering manager. He published more than a dozen technical papers and was awarded a number of patents. He left Motorola in 1978 to build a new company under an agreement with

Comtech Telecommunications named Comtech Data Corporation, subsequently known as Fairchild Data Corporation. Mr. Fitting was the General Manager and President of Comtech Data Corporation from 1978 to 1984. He left Comtech to start EFData Corporation. As co-founder, CEO and President of EFData Corporation, Mr. Fitting built the company into a worldwide market leader in satellite communications equipment. While at EFData, Mr. Fitting won the “Arizona Entrepreneur of the Year” award in the manufacturing/high technology category. He retired from EFData in 1994. In 1995, he took over the management of Radyne. Mr. Fitting has a Master of Electrical Engineering degree from New York University and a Bachelors degree with distinction from Penn State University.

William Keiper has been a director of the Company since September 2006. Mr. Keiper is a principal in Desert Dreams Productions LLC, an independent music and digital media business. He served as Chief Executive Officer of Hypercom Corporation from March 2005 through August 2007 and continued in a consulting capacity through the end of 2007. Mr. Keiper has over 30 years of business experience, more than 18 of which have been in the management of software, technology and IT product distribution and service organizations. He was Chairman and Chief Executive Officer of Arrange Technology LLC, a software development services outsourcing company, from 2002 to 2005. From 1997 to 2002, he served as a principal in mergers and acquisitions firms serving middle market software and IT services companies. He was Chief Executive Officer of Artisoft, Inc., a then $100 million public networking and communications software company, from 1993 to 1997 and its Chairman from 1995 to 1997. He held several executive positions, including President and Chief Operating Officer, of MicroAge, Inc., an indirect sales-based IT products distribution and services company, from 1986 to 1993, where he was a key executive in helping to profitably drive more than a billion dollar revenue increase over the course of his tenure with the company. He is a former Chairman of the Arizona Technology Association and was a nominee for Ernst & Young Entrepreneur of the Year. In addition to Radyne, he currently serves on the Board of Directors of Smith Micro Software, Inc. and Zones, Inc. He formerly served on the Boards of Hypercom Corporation, JDA Software Group, Inc. and Artisoft Inc. Mr. Keiper has a Bachelor of Science degree in business (finance major) from Eastern Illinois University, a Juris Doctorate degree from Arizona State University and a Masters degree in International Management from the Thunderbird American Graduate School of International Management.

Yip Loi Lee has been a director of the Company since August 1996 and is Chairman of the Compensation Committee and is a member of the Governance and Nominating Committee. He was Regional Director (America) of Singapore Technologies Pte Ltd from March 1994 until December 1998 and was President of its affiliate, Metheus Corporation, from May 1990 to January 1997. Prior to that time, he held a number of managerial positions with such corporations as Singapore Technologies Pte Ltd, Jurong Industries Ltd and Morgan Guaranty Trust and government positions with the Singapore Ministries of Education, Defense, Culture and Home Affairs. Mr. Lee is currently president and Director of WhiteRock2 Management (USA) Inc. He is also a Director of WhiteRock Investments III Ltd and WhiteRock2 Management Ltd. Mr. Lee holds a Bachelor of Science Degree with honors from the University of Singapore and completed the Advanced Management Program at Harvard Business School and the commercial banking management program at J.P. Morgan.

Dr. James J. Spilker, Jr. has been a director of the Company since August 2005. He is also a member of the Audit and Compensation Committees. Dr. Spilker is co-founder and Executive Chairman of AOSense Corporation, which develops cooled atom technology for precision inertial navigation. He is Professor (Consulting) in the Electrical Engineering and Aeronautics/Astronautics Departments and Co-Founder of the Center for Position, Navigation and Time at Stanford University. He also was a co-founder and currently serves on the Board of Directors of Rosum Corporation, which designs and markets a location tracking solution. He previously was Co-founder, CEO and Chairman of Stanford Telecommunication, Inc. which he grew from 3 people to 1,300 employees when he sold it in 1999 to what is now Alcatel/Lucent. He has been a member of the Board of Advisors of the USC Communications Sciences Institute and Stanford University School of Engineering. He is a member of the National Academy of Engineering, a Life Fellow of IEEE, Fellow of the Institute of Navigation and Member of the Silicon Valley Hall of Fame. He is the author of Digital Communications by Satellite and a co-author of Global Positioning System; Theory and Application and Evolution of Modern Communications Security. Dr. Spilker received his Bachelors, Masters and Ph.D. in Electrical Engineering from Stanford University and completed Executive Management at UCLA Management School.

Myron Wagner has been a director of the Company since September 2006. Mr. Wagner joined the Radyne in January 2006 as President and Chief Operating Officer and subsequently was elected Chief Executive Officer in August 2006. Prior to joining us, Mr. Wagner was the Vice President and Director of Engineering at General Dynamics C4 Systems, Space and National Systems Division, where he was responsible for all engineering activities of approximately 1,100 engineering personnel. Prior to joining General Dynamics in 2004, Mr. Wagner was employed at Motorola Inc, where he held positions of Vice President and Director of the Instant Communications Strategic Business Unit, Vice President and Director of Engineering for a cellular interworking gateway development, President of the Spectrapoint Wireless Division and Vice President and Director of Engineering for the Teledesic and Celestri projects. Mr. Wagner previously held the position of Vice President of Engineering for the Motorola Government and Space Technologies Group, as well as numerous engineering management and design positions. Mr. Wagner holds an MSEE Degree from Stanford University and a BSEE degree with honors from the University of Utah.

Steven W. Eymann has been the Company’s Chief Technical Officer since October 1998 and its Executive Vice President since February 1995. His professional career began in 1974 at the Motorola Government Electronics Division, where he was a design engineer, task leader and finally a project leader on a number of developments. In 1981, Mr. Eymann joined Comtech Data Corporation, where he was Director of Product Development. Mr. Eymann was responsible for budget, schedule and technical aspects of all new product development within Comtech. He left Comtech in 1984 to co-found EFData Corporation. As Vice President of Engineering and co-founder of EFData, Mr. Eymann was responsible for new product development and engineering management in the design and manufacture of high technology military and commercial communications equipment. He developed the Intelsat Data Subsystem including modems and redundancy switches. These pre-eminent designs helped EFData become the leading supplier of satellite modems in the world. In 1993, Mr. Eymann became President of EFData. Mr. Eymann left EFData in the summer of 1994 to join Radyne. Mr. Eymann graduated with honors and a Bachelor of Science in Electrical Engineering from the University of Nebraska.

Malcolm C. Persen has been the Company’s Chief Financial Officer, Vice President of Finance and Secretary since April 2004. From 2002 until joining the Company, Mr. Persen served as the Chief Financial Officer for DW Acquisitions, a private equity partnership involved in the acquisition and operation of direct-mail and marketing businesses. From June 1999 until July 2002, Mr. Persen served as Director of Finance for Avnet, Inc, a distributor of electronic components and computer systems. From March 1995 until July 2002, Mr. Persen was a Senior Manager with the consultancy, Arthur D. Little, where he worked with a global portfolio of clients primarily involved with corporate level strategy development and execution. From 1990 to 1995, Mr. Persen worked for Mercer Management Consulting. Prior to 1990, Mr. Persen served as an independent financial consultant to emerging businesses. Mr. Persen holds a BA in Political Economics from The Colorado College and an MBA from The Amos Tuck School of Business at Dartmouth College.

Brian Duggan has been President and General Manager of the Company’s Tiernan division since January 2006. Mr. Duggan was previously the Company’s President and Chief Operating Officer from March 2000 until January 2006. Mr. Duggan had served as Vice President of Sales and Marketing since December 1998. In that capacity, Mr. Duggan handled global sales and marketing efforts for the Company’s complete equipment line, with all regional sales offices reporting directly to him. Prior to this appointment, Mr. Duggan served as Director of Worldwide Sales for ComStream Corporation. Before joining ComStream in 1995, Mr. Duggan spent eight years as Director of Marketing with Comtech Systems, Inc. He has held various positions with Plessey Electronics Systems Ltd. (UK) in engineering and sales and marketing and with Datotek Corporation in Texas as Director of Marketing. Mr. Duggan is a graduate of Hatfield College in the United Kingdom, where he majored in engineering.

Louis Dubin has been President and General Manager of the Company’s Radyne division since October 2007. Mr. Dubin previously held the position of Vice President of Sales and Marketing for Radyne. He joined Radyne in 1995 as sales manager for North America, after holding engineering design and software systems engineering positions at ETS Inc. He has over 16 years of experience in the telecommunications and transmission industry, and earned a Bachelors degree in Electrical Engineering from the Florida Institute of Technology. Mr. Dubin has also completed the Stanford Executive program in Technology Management.

Dr. Rick Fleeter has been President and General Manager of the Company’s AeroAstro division since August 2007. Dr. Fleeter is one of the industry’s pioneers and leading experts on miniature spacecraft design, development and application. He authored two books and several papers on the subject, and has lectured on the topic around the world. Prior to founding AeroAstro, Dr. Fleeter was a Senior Scientist at Cal Tech’s Jet Propulsion Laboratory a Project Engineer at TRW, and directed all space activities at Defense Systems Inc. He also served as Vice President for Engineering at AMSAT. Dr. Fleeter originated many of the concepts for AeroAstro’s products and services. Dr. Fleeter teaches spacecraft and space systems design courses as an Adjunct Associate Professor at Brown University, and held similar positions at UCLA and Cal State Long Beach. Dr. Fleeter served for two years as a member of the Air Force Science Advisory Board. He holds the PhD (Engineering) and AB (Engineering and Economics) degrees from Brown University and MSc (Aeronautics and Astronautics) from Stanford University, where he was a Northrop Corporation and Department Fellow.

Garry D. Kline has been the Company’s Vice President since April 2004. From September 1995 until April 2004, Mr. Kline served in various capacities including Vice President of Finance, Secretary and Chief Financial Officer. From 1987 until September 1995, Mr. Kline served as CFO and Controller of EFData Corporation. Prior to 1987, Mr. Kline served in various positions, including Vice President of Finance for Megatronics Inc., a publicly held printed circuit Board manufacturer, Vice President of Operations for Vernal Lodging Associates, a hospitality management company and General Partner of Tax and Accounting Computer Service, an accounting services company.

Walter Wood has been President of Xicom Technology, Inc., a wholly owned subsidiary of the Company founded by Mr. Wood in 1991, since the Company acquired Xicom Technology, Inc. in May 2005. Mr. Wood has more than 40 years experience in engineering design and management of microwave tubes and amplifiers. Prior to establishing Xicom Technology, Inc., Mr. Wood held positions in microwave design and corporate management as Division Manager of the TWTs division at Varian Associates, Vice President of Engineering for TWT at Teledyne MEC and Engineering Manager of the Helix TWT division of Varian Associates. While at Varian and Teledyne, Mr. Wood’s primary area of work was in airborne ECM design and manufacturing. He designed many of the traveling wave tubes used in military programs today. Mr. Wood received his B.S.E.E. from San Jose State.

Board Composition and Committees

The Company’s Board has standing Audit, Compensation and Governance and Nominating Committees. The members of these committees, and the number of meetings of each of these committees during 2007 and continuing through May 9, 2008, are as follows.

Committee	Number of Meetings during 2007	Members
Audit	11	* Dennis W. Elliott Dr. C.J. Waylan William Keiper Dr. James J. Spilker, Jr.

Compensation	6	* Yip Loi Lee Dr. C.J. Waylan Dennis W. Elliott Dr. James Spilker, Jr.

Governance & Nominating	4	* Dr. C.J. Waylan Dennis W. Elliott Yip Loi Lee

*	Committee Chair

Audit Committee

The Company’s Audit Committee reviews and approves the scope of the audit performed by the Company’s independent auditors as well as its accounting principles and internal accounting controls. The Audit Committee must approve all related-person transactions and must pre-approve all services of the independent auditors.

The Company’s Audit Committee operates under a written Audit Committee Charter established by the Board of Directors. This charter is available on the Company’s website at http://investors.radn.com and the Company will provide a printed copy to any stockholder upon request. The Board has determined that each of the members of the Audit Committee is independent within the meaning of SEC rules and Rule 4200(a)(15) of the NASDAQ Rules. Mr. Elliott is the Chairman of the Audit Committee and the Board determined Mr. Elliott to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules and similar financial sophistication rules under the NASDAQ rules. The report of the Audit Committee is set forth below.

Compensation Committee

The Company’s Compensation Committee met six times during fiscal year 2007. The Company’s Compensation Committee reviews the performance of the Company’s management and will at appropriate times review the structure of the Company’s management. The Compensation Committee determines the compensation of the Company’s CEO, and upon his recommendation, the compensation of other officers. The Compensation Committee also reviews and approves the Company’s compensation policies and administers the Company’s 1996 Incentive Stock Option Plan, 2000 Long-Term Incentive Plan, Employee Stock Purchase Plan (“ESPP”) and 2007 Stock Incentive Plan. Additionally, the Compensation Committee reviews and makes recommendations to the Board regarding director compensation. The Compensation Committee also prepares the report of the Compensation Committee, which is set forth below.

In establishing the Company’s current executive compensation, the Compensation Committee considers and reviews historical benchmark data prepared by the executive officers.

The Compensation Committee operates under a written Compensation Committee Charter established by the Board. This charter is available on the Company’s website at http://investors.radn.com and the Company will provide a printed copy to any stockholder upon request.

Governance and Nominating Committee

The Governance and Nominating Committee met four times during fiscal year 2007.

The Governance and Nominating Committee identifies and nominates candidates for membership to the Board of Directors and Chief Executive Officer. All of the nominees recommended for election to the Board at the annual meeting are directors standing for re-election.

The Governance and Nominating Committee operates under a written Governance and Nominating Committee Charter established by the Board. This charter is available on the Company’s website at http://investors.radn.com or the Company will provide a printed copy to any stockholder upon request. The Governance and Nominating Committee utilizes a variety of methods for identifying and evaluating nominees to serve as Directors. The Governance and Nominating Committee also assesses the current composition of the Board, the balance of management and independent directors and the need for Audit Committee expertise in its evaluation of prospective nominees. If the Company anticipates vacancies, or vacancies otherwise arise, the Governance and Nominating Committee may seek recommendations from current members of the Board, professional search firms, outside legal, accounting and other advisors, or stockholders in order to locate qualified nominees. In 2007, the Company did not pay any fees to any third party to assist in identifying or evaluating potential nominees for the Board.

Strategic Transaction Committee

In April 2007, the Board deemed it desirable and in the Company’s best interest to form a Strategic Transactions Committee to consider certain proposed transactions or business arrangements between Radyne and other parties.

Board Meetings and Attendance

The Board met 12 times during fiscal year 2007. Each Director attended, in person or by telephone, at least 85% of the meetings of both the Board and Board Committees on which he served. The average attendance by the directors at Board and Board committee meetings exceeded 95%. All of the Company’s directors attended last year’s annual meeting of the stockholders.

Governance of the Company

A majority of the Company’s Board must be consist of “independent” directors in accordance with Rules 4200 and 4350 of the NASDAQ Marketplace Rules (“NASDAQ Rules”). The Board has determined that a majority thereof are “independent” as that term is defined by regulations of the Securities and Exchange Commission (“SEC”) and Rule 4200(a)(15) of the NASDAQ rules.

Communications with the Board

Although the Company does not have a formal policy regarding communications with the Radyne Board, stockholders may communicate with the Radyne Board by writing to: Radyne Corporation, Attention: Corporate Secretary, 3138 East Elwood Street, Phoenix, Arizona 85034, or by visiting the Company’s website at http://investors.radn.com. Stockholders who would like their submission directed to a member of the Board may so specify and such communication will be forwarded, as appropriate.

Compensation Committee Interlocks and Insider Participation

The members of the Company’s Compensation Committee in 2007 were Yip Loi Lee, Dr. C.J. Waylan, Dennis W. Elliott and Dr. James Spilker, none of whom was an officer or employee of the Company in 2007 or was formerly an officer of the Company. Dr. C.J. Waylan serves on the Board of Directors of GlobeComm Systems, Inc., which is a customer of the Company. Fiscal 2007 revenue from this customer totaled $1.7 million and the Company had an account receivable of $659,000 at December 31, 2007 relating to this customer.

Director Compensation

The Company’s policy has been to pay no cash compensation to directors who are employees of the Company for their service as directors. The Company pays non-employee directors $30,000 annually for their service. The Chairman of the Board will receive an additional $20,000, the Audit Committee Chairman will receive an additional $6,500 and the Compensation Committee Chairman will receive an additional $3,500, annually. Members of the Audit Committee will receive an additional $6,000, members of the Compensation Committee will receive an additional $3,500 and members of the Governance and Nominating Committee will receive an additional $2,500 annually. The Company also pays directors $1,500 for each additional in-person meeting above a specific minimum and $500 for each telephonic meeting that they attend. During fiscal year 2007, the Company granted no other compensation to the directors. In 2007, the Board deemed it desirable and in the Company’s best interests to form various special committees and independent committees of the Board. Each non-employee director who is a member of a special committee or independent committee will receive an additional $2,500 annually. The Company reimburses the directors for all reasonable expenses incurred for meetings held during the year, including travel. The Company does not pay its employees (or employees of subsidiaries) additional compensation for service as a director. The Company does, however, reimburse them for travel and other related expenses.

The following table shows certain information regarding compensation earned by, or paid to, the Company’s directors for 2007.

Directors Compensation 2007

Name	Fees Earned or Paid in Cash $(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)(2)	Total Compensation ($)
Dr. C.J. Waylan*	$71,375	$—	$—	$—	$—	$6,328	$77,703
Dennis W. Elliott	56,500	—	—	—	—	11,064	67,564
Robert C. Fitting (3)	33,500	—	—	—	—	143,167	176,667
William Keiper	40,000	—	—	—	—	1,009	41,009
Yip Loi Lee	42,250	—	—	—	—	2,484	44,734
Dr. James Spilker, Jr.	43,000	—	—	—	—	2,476	45,476
Myron Wagner (4)	—	—	—	—	—	—	—

*	Board Chairman
(1)	This column includes annual retainer and meeting fees earned for 2007, regardless of when paid.
(2)	This column includes reimbursement for out-of-pocket expenses, consulting fees paid to Mr. Fitting and the compensation cost recognized for financial statement reporting purposes under FAS 123R for 2007 with respect to awards of options (i.e., grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures relating to service-based vesting conditions). The amount described includes the fiscal year compensation cost for awards made in 2007 and in prior years, using the FAS 123R modified prospective transition method. The Company describes the assumptions made in this valuation in the Form 10-K for the year ended December 31, 2007. These awards are further described in the discussion below. As of December 31, 2007, each director had the following number of options outstanding and exercisable: Dr. Waylan—50,000, Mr. Elliott—51,000, Mr. Fitting—267,271, Mr. Keiper—10,000, Mr. Lee —61,000, Dr. Spilker—20,000 and Mr. Wagner—75,000.
(3)	Mr. Fitting was the Company’s former Chief Executive Officer.
(4)	Mr. Wagner, the current Chief Executive Officer, is a Named Executive Officer and his compensation is set forth below in the Summary Compensation Table. Mr. Wagner did not receive any additional compensation in connection with his service as a director in 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires the Company’s executive officers and directors and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. SEC regulation requires executive officers, directors and greater than ten percent stockholders to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of the copies of such forms received during the year ended December 31, 2007, the Company believes that, during such year, its executive officers, directors and ten-percent stockholders complied with all such filing requirements.

Code of Ethics

The Company has adopted a code of ethics that applies to all of its directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Corporate Controller. A copy of the Company’s code of ethics is available at its website, http://investors.radn.com or will be mailed, at no charge, by writing to the Company at Radyne Corporation, Attention: Investor Relations, 3138

East Elwood St., Phoenix, Arizona 85034 or by submitting an email to investor@radn.com. If the Company makes any amendment to, or grant any waivers of, a provision of the code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller where such amendment or waiver is required to be disclosed under applicable SEC rules, the Company intends to disclose such amendment or waiver and the reasons therefore on its internet website at http://investors.radn.com.

Report of the Audit Committee

It is the duty of the Audit Committee to provide independent, objective oversight of the Company’s financial reporting process, accounting functions and internal controls. The Audit Committee acts under a written charter that sets forth the audit related functions we expect to perform. The audit committee functions to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and system of internal control structure;

•	Review and appraise the audit efforts of the Company’s independent auditors; and

•	Provide an open avenue of communication among the independent auditors, financial and senior management and the Board.

We meet with management periodically to consider the adequacy of the Company’s internal controls and the objectivity of its financial reporting. We discuss these matters with the Company’s independent auditors and with appropriate financial personnel. We regularly meet privately with the independent auditors, who have unrestricted access to the Audit Committee. We also recommend to the Board the appointment of the independent auditors and review periodically their performance and independence from management. Toward that end, we have considered whether the non-audit related services provided by the Company’s independent auditors are compatible with their independence. In addition, we review our financing plans and report recommendations to the full Board for approval and to authorize action.

Management of the Company has primary responsibility for its financial statements and the overall reporting process, including its system of internal control structure. The independent auditors audit the annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the Company’s financial position, results of operations and cash flows in conformity with generally accepted accounting principles and discuss with the Company any issues they believe should be raised. Our responsibility is to monitor and review these processes.

It is not the Audit Committee’s duty or responsibility to conduct auditing or accounting reviews or procedures. We are not employees of the Company and we may not be and we may not represent ourselves to be or to serve as, accountants or auditors by profession or experts in the fields of accounting and auditing. Therefore, we have relied, without independent verification; on management’s representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on the Company’s consolidated financial statements. Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, that the audit of the Company’s consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that the Company’s independent accountants are in fact “independent.”

This year, we reviewed the Company’s audited consolidated financial statements and met with both management and KPMG LLP, the Company’s independent auditors, to discuss those consolidated financial statements. Management has represented to us that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. We have received from and discussed with KPMG LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm’s independence from the Company. We also discussed with KPMG LLP any matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 89 and No. 90.

Based on these reviews and discussions, we recommended to our Board that the Company’s audited consolidated financial statements should be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Dennis W. Elliott, Chairman

Dr. C.J. Waylan

Dr. James J. Spilker, Jr.

William Keiper

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General Compensation Policy and Philosophy

The Company’s policy is to provide its executive officers with compensation that is based on each executive officer’s individual performance and the Company’s financial performance, at a level that is sufficiently competitive to attract and retain highly skilled individuals. Each executive officer’s annual compensation is comprised mainly of: (i) a base salary; (ii) performance bonuses; and (iii) stock-based incentives. The Company does not pay its executive officers any perquisites.

The Compensation Committee is responsible for setting the Company’s compensation philosophy and for monitoring its overall effectiveness.

The principal objective of the Company’s executive compensation program is to attract, retain and motivate highly talented individuals who will deliver competitive financial returns to the Company’s stockholders in the short term, while accomplishing the Company’s long-term plans and goals. The Company focuses its compensation philosophy on the following core principles:

•

Market or Peer Company Comparison. The Compensation Committee analyzes market compensation data giving the greatest weight to the data from the Company’s competitors. The Company’s compensation programs must be competitive with those of its peer companies in order to retain its executive officers. As the Company’s performance exceeds that of peer companies, compensation delivered to the executives should adjust in a commensurate manner.

•

Pay for Performance. The Company ties a portion of compensation to an individual’s performance, both to incentivize goal-oriented performance and to reward individual contributions to the Company’s performance.

•

Alignment with Stockholder Interests. In general, achieving acceptable and expected corporate results and performance is a necessary condition for the Company’s executives to realize targeted levels of compensation, particularly with respect to discretionary payments of variable pay and long-term incentives. The Company believes that basing a component of employee compensation on corporate results and performance aligns employee interests with stockholder interests. In addition, a portion of executive compensation is comprised of stock-based incentives so that the Company may further align executives’ interests with those of the Company’s stockholders.

•

Retention. Finally, the Company believes that it must design its compensation program to attract and retain highly talented individuals critical to its success by providing competitive total compensation with significant retention features. The Company designs its time-based option grants and restricted stock unit awards to retain its officers and other employees, while also accomplishing the Company’s compensation goals and objectives.

Comparative Benchmarking

In originally establishing the Company’s current executive compensation, the Compensation Committee relied on compilations of historical comparative benchmark data the Company prepared and from other sources, such as survey data published by the National Association of Corporate Directors. Although the Committee has reviewed benchmark data from time to time, it does not refer to it on a continuous basis nor does it routinely update this data. This historical data is consistent with the Company’s current compensation policies. These historical benchmarks included compensation data from the Company’s principal publicly-traded competitors, other publicly traded companies of similar size and other publicly-traded companies based in Arizona. The Company considered the data from these historical benchmarks in determining salary, bonus and equity incentive awards for the year. The Company believes that its compensation programs must be competitive with those of its peer companies in order to retain its senior executives. The table below outlines the companies that the Company used and considered in developing executive compensation.

Peer Group	Arizona Companies—Revenue $50 – $200 million	Market Capital $200 – $300 million with Revenue $75 – $125 million and in sector
Comtech Telecommunications	Gametech International	Omnicell, Inc.
ViaSat	Matrixx Initiatives	Herley Industries, Inc.
Harmonic, Inc.	Meadow Valley	Applied Digital Solutions, Inc.
	Mobile Mini	Digi International, Inc.
	Mobility Electronics	Candela Corp.
	Providence Service	Zhone Technologies, Inc.
	Star Buffet	Airspan Networks, Inc.
	Taser International	Ditech Communications Corp.
	Ventana Medical Systems	Spectralink Corp.
	Vistacare	Anaren, Inc.
	White Electronics Designs	Rudolph Technologies, Inc.

Elements of the Compensation Program

The Company designs its compensation plans to provide a competitive total compensation package consistent with the Company’s performance in the marketplace. The compensation program for each of the Company’s executives generally includes:

•	base salaries;

•	performance bonuses;

•	stock based incentives;

•	severance and change of control arrangements for certain executive officers; and

•	other benefits plans and programs.

The Compensation Committee considers each component of executive compensation in light of total compensation. In considering adjustments to the total compensation of each Named Executive Officer, the Compensation Committee also considers the value of previous compensation, including then outstanding equity grants.

Base Salary—Except for the Chief Executive Officer, the Company derives the base salary for each executive officer upon the recommendation of the Chief Executive Officer to the Compensation Committee. The Compensation Committee recommends a base salary for the Company’s Chief Executive Officer to the Board of Directors. Factors used in formulating base salary recommendations include the level of an executive’s compensation in relation to the other executives with the same, more or less responsibilities, the performance of the particular executive’s business unit or department in relation to established strategic plans and the executive officer’s personal performance in helping us meet the Company’s goals. The Compensation Committee reviews the salary of all executive officers at least once each year and may recommend changes in line with factors listed above or as a result of general inflation.

Performance bonuses—The Company’s practice is to award cash bonuses based upon the performance of each executive officer in light of the Company’s performance objectives. The bonus may come in the form of a one-time award and/or may be a part of the Company’s Management Incentive Plan (“MIP”). The MIP is designed to reward executives for the Company’s performance overall and, if appropriate, the performance of the portion of the business for which the officer is responsible compared to the 2007 Operating Plan approved by the Board of Directors. The Compensation Committee reviews and approves the MIP which, in turn, then recommends approval by the independent members of the Board of Directors. The Board of Directors reviews the performance targets contained in the MIP at the beginning of the Company’s fiscal year.

For 2007, the Company based the MIP for its Named Executive Officers on the Company’s earnings before interest and taxes and the direct profit contribution of the relevant business units, except for the Chief Executive Officer. The Company bases the MIP for its Chief Executive Officer upon the Company’s collective revenue and pre-tax earnings. In all cases, each executive officer is eligible to receive a target amount equal to approximately 30% of his or her base salary if Radyne and that officer’s division achieve its targeted goals. The executive officers are eligible to receive additional amounts for performance that exceeds the goals set forth in the plan. The Company bases the additional amount on an uncapped formula that has paid amounts as much as 15% to 50% of base salary (in addition to the 30% mentioned above). Actual MIP payments for Named Executive Officers are included as Non-Equity Incentive Plan Compensation in the Executive Compensation Summary.

The Company’s Chief Executive Officer is eligible for a specified bonus tied to whether or not the Company meets its targeted financial performance for the relevant fiscal year, as determined by the Board.

Stock-based incentives—For each executive officer, the Compensation Committee may recommend that the Board award equity compensation. Generally, this compensation comes in the form of stock options vested in equal annual installments on the date of grant and each anniversary of that date over the next three years (i.e., 25% of the total grant on the date of grant and on each vesting date thereafter). Although, on September 27, 2007, the Board of Directors granted Louis Dubin 10,000 restricted stock units which will vest in 5,000 unit increments on September 27, 2008 and 2009, respectively.

Back dated equity grants have not and will not occur, as determined by the Board of Directors. The Company grants stock options and awards with an exercise price equal to the fair market value of the Common Stock on the grant date. The Compensation Committee may recommend option grants to the Board at any of its meetings during the year.

Severance and Change in Control Arrangements—The Company currently has written employment agreements with Myron Wagner and Rick Fleeter of the Named Executive Officers. The following Named Executive Officers have change of control arrangements: Chief Executive Officer—Myron Wagner, Chief Financial Officer—Malcolm Persen, Chief Technical Officer—Steven Eymann and General Manager of Tiernan —Brian Duggan. In addition, with respect to the Named Executive Officers, the outstanding option agreements and restricted stock unit agreements generally contain provisions causing the options or restricted stock units to vest either upon a termination of employment without cause or by the employee with good reason within a 90 day period after a change of control.

The Company believes that its severance benefits and change of control arrangements are consistent with the principal objectives of the Company’s compensation programs. To the extent a Named Executive Officer is eligible for a severance or change of control benefit, the Company predicates such benefits upon the termination of a Named Executive Officer “without cause” or resigning “for good reason,” as such terms are defined in their agreements.

Potential Severance-Related Payments Under Employment and Change of Control Agreements

The following table shows the maximum severance-related payments that each of the listed executive officers would be entitled to receive under their respective employment or change in control agreements if terminated upon or following the consummation of the Offer and the Merger.

Executive Officer	Maximum Potential Severance Payment(1)	Maximum COBRA Payment(2)	Total Maximum Severance-Related Payments
Carl Myron Wagner, Chief Executive Officer	$700,000	$17,331	$717,331

Steven W. Eymann, Executive Vice President and Chief Technical Officer	$520,000	$23,988	$543,988

Malcolm C. Persen, Chief Financial Officer	$480,000	$23,988	$503,988

Brian Duggan, President, Tiernan division	$520,000	$17,331	$537,331

(1)	As described above, under the employment or change in control agreement, as applicable, for each of the executive officers, the maximum severance payment upon a qualifying termination of employment following a change of control is two times the executive officer’s current annual base salary. The payments are subject to required withholdings.
(2)	As described above, under the employment or change in control agreement for each of the executive officers, as applicable, upon any termination of employment following a change of control, the Company will pay for the COBRA benefits due to the executive officer for up to 18 months.

For a description of these arrangements and provisions, see “Employment Agreements” and “Change of Control Arrangements” below.

Other Benefit Plans and Program—Executive officers are eligible to participate in benefit programs designed for all of the Company’s full-time employees. These programs include a tax qualified stock purchase plan, a 401(k) savings plan, cafeteria plan benefits and medical, dental, disability and life insurance programs.

Tax considerations

Compliance with Internal Revenue Code (“the Code”) Section 162(m): Section 162(m) of the Code limits the deductibility of executive compensation paid by publicly held corporations to $1 million for certain of the executive officers named in this Information Statement. The $1 million limitation generally does not apply to compensation considered performance-based. Non-performance-based compensation paid to our executive officers for the 2007 fiscal year did not exceed the $1 million limit per employee. The Company believes that its compensation policy satisfies section 162(m). As a result, the Company believes that the compensation paid under this policy is not subject to limits of deductibility. However, there can be no assurance that the Internal Revenue Service would reach the same conclusion. Moreover, the Company has change in control arrangements with four of its executive officers, including our Chief Executive Officer. The Company will not be entitled to a deduction with respect to payments that are contingent upon a change in control if such payments are deemed to constitute “excess parachute payments” pursuant to Section 280G of the Code and do not qualify as reasonable compensation pursuant to that Section; such payments will subject the recipients to a 20% excise tax. However, the agreement with Mr. Persen provides for a gross up of severance payments equal to the amount of any excise tax incurred by him.

Compensation Committee Report on Executive Compensation

No portion of this Compensation Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act, through any general statement incorporating by reference in its entirety the information in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis in this Information Statement. The Compensation Committee, based on the review and discussions with management, has recommended to the Board and our Board then approved, that the Compensation Discussion and Analysis be included in this Information Statement.

The Compensation Committee is comprised of the following individuals, each of whom is an independent member as defined by SEC regulations and NASDAQ Rule 4200(a)(15):

Yip Loi Lee, Chairman

Dr. C.J. Waylan

Dennis Elliott

Dr. James J. Spilker Jr.

Executive Compensation Summary

The following table sets forth the total compensation paid or accrued for the Company’s Chief Executive Officer, Chief Financial Officer and three other most highly paid executive officers during 2007. These executives officers are referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All other Compensation ($)(5)	Total Compensation ($)
Carl Myron Wagner Chief Executive Officer	2007	$350,002	$—	$52,650	$—	$—	$—	$12,159	$414,811

Malcolm C. Persen Chief Financial Officer	2007	232,313	—	—	—	—	—	18,017	250,330

Steven W. Eymann Chief Technical Officer	2007	240,784	25,000	—	—	—	—	19,296	285,080

Brian Duggan President and General Manager-Tiernan	2007	260,000	10,000	—	—	—	—	19,121	289,121

Walter Wood President and General Manager-Xicom Technology, Inc.	2007	249,995	—	—	—	—	—	21,201	271,196

(1)	Mr. Eymann received a bonus of $25,000 as a result of his contribution to the development of Skywire™. Mr. Duggan received a bonus of $10,000 in lieu of a raise.
(2)	Amounts in this column represent the compensation cost recognized for financial statement reporting purposes under FAS 123R for 2007 with respect to awards of restricted stock units (i.e., grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures relating to service-based vesting conditions). Grant date fair value is the closing price on date of grant for stock awards.
(3)

Amounts in this column represent the compensation cost recognized for financial statement reporting purposes under FAS 123R for 2007 with respect to awards of options (i.e., grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures relating to service-based vesting conditions). The amount described includes the fiscal year compensation cost for awards made in 2007 and in prior years, using the FAS 123R modified prospective transition method. The Company describes the assumptions made in this valuation in the Form 10-K for the year ended December 31, 2007. The Company describes these options in the Grants of Plan-Based Awards Table.

(4)	The amount in this column consists of earnings by each Named Executive Officer under the Company’s cash incentive programs in 2007. The Company describes these programs and the targets for and payments made to each such officer in more detail under the heading “Elements of the Compensation Program—Performance bonuses” in the Compensation Discussion and Analysis.
(5)	These amounts include matching 401(k) contributions, cafeteria plan benefits, employee stock purchase plan statutory purchase price discounts and payout of unused sick/personal time. Amounts paid include the following: Mr. Wagner—$2,000 for 401(k) contributions and $10,159 for cafeteria plan benefits; Mr. Persen—$2,000 for 401(k) contributions, $13,197 for cafeteria plan benefits and $2,820 for employee stock purchase plan statutory purchase price discounts; Mr. Eymann—$3,446 for 401(k) contributions, $13,256 for cafeteria plan benefits, $839 for employee stock purchase plan statutory purchase price discounts and $1,755 for unused sick/personal time payout.; Mr. Duggan—$6,800 for 401(k) contributions, $10,191 for cafeteria plan benefits and $2,130 for unused sick/personal time payout. Mr. Wood—$10,000 for 401(k) contributions, $7,636 for cafeteria plan benefits and $3,565 for employee stock purchase plan statutory purchase price discounts.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options to the Named Executive Officers during the year ended December 31, 2007.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/share)	Expiration Date

Name					5% ($)	10% ($)
Carl Myron Wagner	—	0%	$—	n/a	$—	$—
Malcolm C. Persen	—	0%	$—	n/a	$—	$—
Steven W. Eymann	—	0%	$—	n/a	$—	$—
Brian Duggan	—	0%	$—	n/a	$—	$—
Walter Wood	—	0%	$—	n/a	$—	$—

No options were granted at a below market price in 2008 and the Company does not have a stock appreciation rights program.

(1)	These rates of appreciation provided are for illustrative purposes only. Such rates do not represent expected or forecasted appreciation.

Outstanding Equity Awards at Fiscal 2007 Year End

The following table sets forth information concerning option holdings for fiscal year 2007 with respect to the Named Executive Officers. During 2007, there were 15,000 shares acquired pursuant to exercises of options by Named Executive Officers in fiscal year 2007. On September 27, 2007, the Company granted 10,000 shares of restricted stock to Louis Dubin, which will vest in 5,000 share intervals, on September 27, 2008 and 2009, respectively. In addition, from a previous grant, Mr. Wagner received 5,000 shares of stock on August 1st. The Company did not have any other stock awards granted or unexercised during 2007.

Name	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
Carl Myron Wagner	50,000	25,000	—	$13.70	01/30/16

Malcolm C. Persen	74,502	—	—	$9.12	05/13/14
	10,000	—	—	$11.24	08/23/15
	15,000	15,000	—	$13.87	03/14/16
	15,000	15,000	—	$12.62	06/07/16

	114,502	30,000	—

Steven W. Eymann	15,000	—	—	$3.13	10/15/08
	81,290	—	—	$14.63	06/29/10
	20,400	—	—	$6.50	10/06/10
	7,500	—	—	$7.41	02/16/11
	20,000	—	—	$7.10	05/24/11
	27,300	—	—	$6.00	12/18/11
	25,000	—	—	$4.25	05/22/12
	60,000	—	—	$5.21	10/16/13
	20,000	—	—	$6.59	08/18/14
	10,000	—	—	$11.24	08/23/15
	5,000	5,000	—	$12.40	09/21/16

	291,490	5,000	—

Brian Duggan	37,500	—	—	$3.75	03/02/09
	15,000	—	—	$14.00	02/15/10
	81,290	—	—	$14.63	06/29/10
	24,100	—	—	$6.50	10/06/10
	40,000	—	—	$7.10	05/24/11
	8,600	—	—	$6.00	12/18/11
	40,000	—	—	$4.25	05/22/12
	60,000	—	—	$5.21	10/16/13
	2,500	2,500	—	$12.40	09/21/16

	308,990	2,500	—

Walter Wood	2,500	2,500	—	$12.40	09/21/16

Option Exercises and Stock Vested

The following table sets forth information concerning option exercises and stock vested to the Named Executive Officers during the year ended December 31, 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Carl Myron Wagner	—	$—	5,000	$52,650
Malcolm C. Persen	—	—	—	—
Steven W. Eymann	15,000	120,745	—	—
Brian Duggan	—	—	—	—
Walter Wood	—	—	—	—

(1)	If the officer executed a same-day-sale transaction, the value realized equals the difference between the per share exercise price of the option and the per share sales price upon sale, multiplied by the number of shares for which the option was exercised. If the employee executed an exercise and hold transaction, the value realized equals the difference between the per share exercise price of the option and the fair market value of a share of Common Stock on such date of exercise, multiplied by the number of shares for which the option was exercised.

Employment Agreement

In 2008, the Company and Mr. Wagner, the Company’s Chief Executive Officer, entered into an Amended and Restated Employment Agreement dated as of May 7, 2008. The agreement, which expires on January 30, 2009, provides for an annual base salary of $350,000, an annual performance-based bonus, and other benefits. Please see “Compensation Discussion and Analysis” for a detailed description of the benefits that Mr. Wagner is eligible to receive.

If Mr. Wagner voluntarily terminates his employment for “good reason,” or Mr. Wagner is terminated without “cause,” then the Company would be required to (i) pay his salary for one year following termination; (ii) pay any bonus due Mr. Wagner for the year of termination subject to his compliance with the agreement; (iii) reimburse Mr. Wagner for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; and (iv) accelerate any unvested options granted during the term of the agreement.

If Mr. Wagner is terminated as a result of his death or disability, then the Company will be obligated to (i) pay his then current salary through the date of termination; (ii) pay a prorated amount of his bonus for the year; (iii) reimburse his COBRA premiums for the period the Company is required to offer COBRA coverage as a matter of law; (iv) pay an amount equal to two times his annual base salary at the rate in effect on the date of such termination, to be paid in equal installments over a twelve month period in accordance with the Company’s normal payroll schedule as in effect on the date of termination of employment, commencing with the first payroll date occurring at least thirty days following the date of such termination of employment; and (v) accelerate any unvested options granted during the term of this agreement.

In the event of a change of control, Mr. Wagner is entitled to receive, subject to compliance with Section 409A under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, the following: (i) immediately prior to the effective date of the change of control, all stock options granted to him and not otherwise vested shall vest and become exercisable by Mr. Wagner for a minimum of ninety (90) days (or, if less, the remaining term of the options thereof) and all restrictions on any restricted stock shall deem to have lapsed; (ii) in the event of Mr. Wagner’s termination of employment upon or following a change of control, the Company will pay for COBRA benefits for Mr. Wagner for the period that the Company is required to offer COBRA coverage as a matter of law, but in no event more than eighteen (18) months; (iii) in the event of Mr. Wagner’s termination of employment upon or following a change of control, the Company shall pay Mr. Wagner an amount equal to two times his annual base salary at the rate in effect on the date of such termination of employment, with such amount to be paid in a lump sum within 90 days following the date of such termination of employment; and (iv) upon such Change of Control, funds sufficient to satisfy the obligations of the Company under subsections (ii) and (iii) above shall be deposited into an irrevocable “rabbi trust” established with a major financial institution as trustee and shall be paid to Mr. Wagner in accordance with this Agreement upon his written notice to the trustee that his employment with the Company has terminated and that he has experienced a separation from service.

If Mr. Wagner resigns without good reason, or if Mr. Wagner is terminated for cause, the Company would be obligated to pay Mr. Wagner his base salary through the date of termination but no bonus would be payable. Any unexercised options would terminate as provided in the applicable plan or agreement.

Change of Control Arrangements

The Company has entered into change in control agreements with Steven Eymann, the Company’s Executive Vice President and Chief Technical Officer, Brian Duggan, the President and General Manager of the Company’s Tiernan division, and Malcolm Persen, the Company’s Chief Financial Officer.

Steven Eymann

Pursuant to the Change in Control Agreement between the Company and Steven Eymann, dated May 7, 2008, Mr. Eymann is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of employment after a change of control, the Company will pay for COBRA benefits for Mr. Eymann for eighteen months; (iii) if Mr. Eymann’s employment is terminated without “cause” or if he resigns for “good reason” (each as defined in his agreement) within the first year following a change of control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; (iv) if Mr. Eymann is terminated without cause or resigns for good reason between the first and second anniversary of the change of control, he shall be paid a lump sum equal to one times his then effective annual base salary; (v) immediately upon a change in control, funds sufficient to satisfy the obligations of the Company under subsections (iii) or (iv) above, as applicable, shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Eymann upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Eymann in connection with a change of control would fail to be deductible under Section 280G of the Code, such benefits will be reduced, as selected by Mr. Eymann, to the maximum amount permitted without triggering an “excise tax” pursuant to Section 4999 of the Code.

Malcolm Persen

Under the Change in Control Agreement between the Company and Malcolm Persen, dated September 27, 2007, Mr. Persen is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of employment after a change of control, the Company will pay for COBRA benefits for Mr. Persen for eighteen months; (iii) if Mr. Persen is terminated without “cause” or if he resigns for “good reason” (each as defined in his agreement) within the 24 months following a change of control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; (iv) immediately upon a change of control, funds sufficient to satisfy his change of control payments in (ii) or (iii) above shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Persen upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Persen in connection with a change of control would constitute “excess parachute payments” within the meaning of Section 280G of the Code, Mr. Persen will receive a “gross-up” payment equal to the amount of any excise taxes imposed by Section 4999 of the Code.

Brian Duggan

Pursuant to the Change in Control Agreement between the Company and Brian Duggan, dated September 27, 2007, Mr. Duggan is entitled to receive the following in connection with the occurrence of a “change of control” (as defined in the agreement): (i) immediately prior to the effective date of a change of control, all of his outstanding stock options shall vest and become exercisable for a minimum of ninety days (or, if longer, the term thereof), unless the acceleration would cause a charge to the Company’s earnings, in which case the Company would have the option to offer him a consulting position for the term of his options during which his options would continue to vest; (ii) upon any termination of his employment after a change of control, the Company will pay for COBRA benefits for Mr. Duggan for eighteen months; (iii) if Mr. Duggan is terminated without “cause” or if he resigns for “good reason” (each as defined in the agreement) within the first year following a change in control, he shall be entitled to receive a lump sum payment equal to two times his then effective annual base salary; (iv) if Mr. Duggan is terminated without cause or resigns for good reason between the first and second anniversary of a change of control, he shall be paid a lump sum amount equal to one times his then effective annual base salary; (v) immediately upon a change in control, funds sufficient to satisfy the obligations of the Company under subsections (iii) or (iv) above, as applicable, shall be deposited into a “rabbi trust” maintained by a major financial institution and shall be paid to Mr. Duggan upon his written notice to the trustee to the effect that he has been terminated without cause or he has resigned for good reason. To the extent that any benefits payable to Mr. Duggan in connection with a change of control would fail to be deductible under Section 280G of the Code, such benefits will be reduced, as selected by Mr. Duggan, to the maximum amount permitted without triggering an “excise tax” pursuant to Section 4999 of the Code.

Security Ownership of Principal Stockholders and Management

The following table sets forth, as of May 9, 2008, the ownership of the Common Stock by (i) each person who is known by the Company to own of record or beneficially more than 5% of the Company’s outstanding Common Stock; (ii) each of the Company’s executive officers; (iii) each of the Company’s current directors; and (iv) all of the Company’s directors and executive officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated subject to applicable community property law.

Name	Shares of Common Stock Owned	Options exercisable within 60 days	Total Number of Shares of Common Stock Beneficially Owned	% of class
Directors and Executive Officers
Dr. C.J. Waylan	12,000	50,000	62,000	*
Dennis W. Elliott	—	51,000	51,000	*
Robert C. Fitting	53,165	160,000	213,165	1.13%
William Keiper	—	10,000	10,000	*
Yip Loi Lee	2,000	61,000	63,000	*
James J. Spilker, Jr.	—	20,000	20,000	*
Myron Wagner	25,000	75,000	100,000	*
Malcolm C. Persen	6,423	129,502	135,925	*
Steven W. Eymann	58,371	291,490	349,861	1.86%
Garry Kline	67,326	60,619	127,945	*
Louis Dubin	2,738	27,925	30,663	*
Brian Duggan	416	308,990	309,406	1.65%
Rick Fleeter	81,699	26,332	108,031	*
Walter Wood	151,709	2,500	154,209	*
All executive officers and directors as a group (14 persons)	460,847	1,274,358	1,735,205

5% Stockholders
Royce & Associates LLC	2,239,270	—	2,239,270	11.91%
Discovery Group I LLC	1,743,979	—	1,743,979	9.28%
Corbyn Investment Management, LLC	1,431,247	—	1,431,247	7.61%
Midwood Capital Management, LLC	1,107,825		1,107,825	5.89%
Reich & Tang Asset Management, LLC	988,700		988,700	5.26%
Kennedy Capital Management, Inc	947,651	—	947,651	5.04%

*	Less than 1%

The numbers and percentages shown include the shares of Common Stock actually owned as of May 9, 2008 and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the identified person or group had the right to acquire within 60 days of May 9, 2008, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

Certain Relationships And Related Person Transactions

The Chairman of the Company’s Board of Directors, Dr. C.J. Waylan, serves on the Board of Directors of GlobeComm Systems, Inc., which is a customer of the Company. Fiscal 2007 revenue from this customer totaled $1.7 million and the Company had an account receivable of $659,000 at December 31, 2007 relating to this customer.

Principal Accounting Fees And Services

The Audit Committee, pursuant to authority granted to it by the Board, has selected KPMG LLP, certified public accountants, as independent auditors to examine the annual consolidated financial statements of the Company and its subsidiaries for fiscal year 2007.

The fees and expenses paid or payable by the Company to KPMG LLP relating to the audit of the 2007 consolidated financial statements and the fees for other professional services billed by KMPG LLP to the Company in 2007 were as follows:

	2007	2006
	($ in thousands)
Audit Fees	$915	$1,046
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Audit fees include the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and review of financial statements included in the Company’s Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related fees include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that reasonably relate to the performance of the audit or review of the Company’s financial statements and are not reported under the above paragraph.

Tax fees include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All other fees include the aggregate fees billed in each of the last two fiscal years for products and services provided, other than the services reported in the preceding three paragraphs.

Representatives of KPMG LLP will attend the annual meeting. They will have an opportunity to make a statement to those in attendance and will be available to answer appropriate questions.

The Audit Committee has reviewed the fees paid to KPMG LLP and has considered whether the fees paid for non-audit services are compatible with maintaining KPMG LLP’s independence. The Audit Committee has also adopted policies and procedures to approve audit and non-audit services provided by KPMG LLP in accordance with the Sarbanes-Oxley Act and rules of the SEC promulgated thereunder. These policies and procedures involve a detailed annual pre-approval by the Audit Committee of the types of services to be provided by the Company’s independent auditor and fee limits for each type of service on both a per engagement and aggregate level. Additional service engagements that exceed these pre-approved limits must be submitted to the Audit Committee for further pre-approval. The Audit Committee may additionally ratify certain de minimus services provided by the independent auditor without prior Audit Committee approval, as permitted by the Sarbanes-Oxley Act and rules of the SEC promulgated thereunder. The Company will disclose all such approvals by the Audit Committee, as applicable, in upcoming years.

Schedule A

to

Annex I

LIST OF POTENTIAL PURCHASER’S DESIGNEES

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF COMTECH AND PURCHASER

Part 1—COMTECH

The following table sets forth information about Comtech’s directors and executive officers as of May 22, 2008, each of whom is a citizen of the United Stated of America.

Name	Age	Position
Fred Kornberg (1)	72	Chairman, Chief Executive Officer and President
Richard L. Goldberg (1)	71	Partner, Proskauer Rose LLP, and Independent Business Advisor
Edwin Kantor (1)(2)(3)(4)	75	Chairman, BK Financial Services LLC
Ira Kaplan (2)(3)(4)	72	Private Investor
Gerard R. Nocita (2)(3)(4)	71	Private Investor
Robert G. Paul (2)	65	Private Investor
Robert G. Rouse	44	Executive Vice President and Chief Operating Officer of Comtech
Richard L. Burt	66	Senior Vice President; President of Comtech Systems, Inc.
Jerome Kapelus	44	Senior Vice President, Strategy and Business Development of Comtech
Larry Konopelko	55	Senior Vice President; President of Comtech PST Corp.
Robert L. McCollum	58	Senior Vice President; President of Comtech EF Data Corp.
Michael D. Porcelain	39	Senior Vice President and Chief Financial Officer of Comtech
Daniel S. Wood	49	Senior Vice President; President of Comtech Mobile Datacom Corporation

(1)	Member of Executive Committee
(2)	Member of Audit Committee
(3)	Member of Executive Compensation Committee
(4)	Member of Nominating Committee

Mr. Kornberg has been Chief Executive Officer and President of Comtech since 1976. Prior to that, he was the Executive Vice President of Comtech from 1971 to 1976 and the General Manager of the telecommunications transmission segment.

Mr. Goldberg has been a director of Comtech since 1983. He has been a partner since 1990 in the law firm of Proskauer Rose LLP, which renders legal services to Comtech. Prior to 1990, Mr. Goldberg was a partner since 1966 in the firm Botein Hays & Sklar. Since November 2004, Mr. Goldberg has also been an independent business advisor.

Mr. Kantor has been a director of Comtech since 2001. He has been Chairman of BK Financial Services LLC since 2002. Previously he served as Co-Chief Executive Officer of TPB Financial Services and was Co-Chairman and Co-Chief Executive Officer of HCFP/Brenner Securities from 1999 to 2001. He was Vice Chairman of Barington Capital Group from 1993 to 1999. Prior to joining Barington, Mr. Kantor spent 37 years in the securities industry with Drexel Burnham Lambert and its predecessor firms, where he held various positions, including serving as the firm’s Vice Chairman.

Mr. Kaplan has been a director of Comtech since 2002. He is a private investor. Prior to his retirement in 2001, Mr. Kaplan held several executive positions at EDO Corporation for over 40 years, most recently as Executive Vice President and Chief Operating Officer from 2000 to 2001. EDO Corporation is a supplier of military and commercial products and services.

Mr. Nocita has been a director of Comtech since 1993. He is a private investor. He was Treasurer of the Incorporated Village of Patchogue from 1993 to 1996. He was affiliated with Comtech from its inception in 1967 until 1993.

Mr. Paul has been a director of Comtech since March 2007. He serves on the boards of directors of Rogers Corporation and Kemet Corporation, and previously served on the board of directors of Andrew Corporation from 2003 to 2005. He was the Group President, Base Station Subsystems, for Andrew Corporation from 2003 to 2004. Mr. Paul was the President and Chief Executive Officer of Allen Telecom Inc. from 1989 to 2003. He also served in various other capacities at Allen Telecom, which he joined in 1970, including Chief Financial Officer and President of the Antenna Specialists Division.

Mr. Rouse has been Executive Vice President of Comtech since September 2004 and was previously Senior Vice President of Comtech from 2001 to September 2004. He has been Chief Operating Officer of Comtech since March 2006 and had been Chief Financial Officer of Comtech from 2001 to March 2006. Mr. Rouse was previously employed by KPMG LLP in various capacities for 15 years, including as a partner in the firm’s assurance practice from 1998 to 2001. Mr. Rouse had stated that he intends to step down from his positions as Executive Vice President and Chief Operating Officer effective August 29, 2008.

Mr. Burt has been Senior Vice President of Comtech since 1998 and had been a Vice President since 1992. He has been President of Comtech Systems, Inc. since 1989 and Vice President since its founding in 1984. Mr. Burt first joined Comtech in 1979.

Mr. Kapelus has been Senior Vice President, Strategy and Business Development, since he joined Comtech in February 2006. From 2000 until he joined the Company, Mr. Kapelus was a Managing Director in the Investment Banking Group at Bear, Stearns & Company, where his clients included growth companies in the telecommunications equipment sector. Prior to joining Bear, Stearns & Company, Mr. Kapelus worked at firms that included Jefferies & Co. and The Bank of New York, where he provided investment banking and commercial banking services to various industries including communications service providers.

Mr. Konopelko has been Senior Vice President of Comtech since December 2006 and has been President of Comtech PST Corp. since June 2002. He joined Comtech PST as Vice President and General Manager in July 2001. Prior to joining Comtech PST, he was General Manager at MPD Technologies, Inc. from 1995 to 2001.

Mr. McCollum has been Senior Vice President of Comtech since 2000 and had been a Vice President since 1996. He founded Comtech Communications Corp. in 1994 and had been its President since its formation. In July 2000, Comtech combined Comtech Communications Corp. with Comtech EF Data Corp., and appointed Mr. McCollum President of the combined entities.

Mr. Porcelain has been Senior Vice President of Comtech and Chief Financial Officer since March 2006 and was previously Vice President of Finance and Internal Audit of Comtech from 2002 to March 2006. Prior to joining Comtech, Mr. Porcelain was Director of Corporate Profit and Business Planning for Symbol Technologies, a mobile wireless information solutions company, where he was employed from 1998 to 2002. Previously, he spent five years in public accounting holding various positions, including Manager in the Transaction Advisory Services Group of PricewaterhouseCoopers.

Mr. Wood has been Senior Vice President of Comtech since December 2006 and President of Comtech Mobile Datacom Corp. since April 2005. He was hired in October 2004 and served as Executive Vice President of Operations of Comtech Mobile Datacom Corp. until his promotion to President. Previously, Mr. Wood was employed at EDO Corporation for 15 years, where he held senior management positions, including Group Director, Finance, for EDO’s Systems and Analysis Group, and Director Contracts and Finance, for EDO’s Combat Systems Division.

The business address and telephone number for all the Directors and executive officers is c/o Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, telephone (631) 962-7000.

Part 2—PURCHASER

The following table sets forth information about Purchaser’s directors and executive officers as of May 22, 2008, each of whom is a citizen of the United Stated of America.

Name	Age	Position
Fred Kornberg	72	Director, Chief Executive Officer
Robert L. McCollum	58	Director, President
Michael D. Porcelain	39	Director, Vice President, Secretary and Treasurer

Mr. Kornberg has been Chief Executive Officer and President of Comtech since 1976. Prior to that, he was the Executive Vice President of Comtech from 1971 to 1976 and the General Manager of the telecommunications transmission segment.

Mr. McCollum has been Senior Vice President of Comtech since 2000 and had been a Vice President since 1996. He founded Comtech Communications Corp. in 1994 and had been its President since its formation. In July 2000, Comtech combined Comtech Communications Corp. with Comtech EF Data Corp., and appointed Mr. McCollum President of the combined entities.

Mr. Porcelain has been Senior Vice President of Comtech and Chief Financial Officer since March 2006 and was previously Vice President of Finance and Internal Audit of Comtech from 2002 to March 2006. Prior to joining Comtech, Mr. Porcelain was Director of Corporate Profit and Business Planning for Symbol Technologies, a mobile wireless information solutions company, where he was employed from 1998 to 2002. Previously, he spent five years in public accounting holding various positions, including Manager in the Transaction Advisory Services Group of PricewaterhouseCoopers.

The business address and telephone number for all the directors and executive officers is c/o Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, telephone (631) 962-7000.

ANNEX II

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

May 8, 2008

Board of Directors

Radyne Corporation

3138 East Elwood Street

Phoenix, AZ 85034

Gentlemen:

We understand that Radyne Corporation (the “Company”), Comtech Telecommunications Corp. (“Comtech”), and a wholly-owned subsidiary of Comtech (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $11.50 per share, net to the seller in cash (the “Offer Price”). We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of Comtech and each issued and outstanding share of Company Common Stock (other than shares held in the treasury of the Company or owned by Comtech or any direct or indirect wholly owned subsidiary of the Company or Comtech or as to which dissenter’s rights have been perfected) will be converted into the right to receive $11.50 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated May 8, 2008; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of the management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility

Boston Office: One Post Office Square, Suite 1900, Boston, MA 02109 (617) 457-0900

California Offices: 3000 Sand Hill Road, Building 2 • Suite 190, Menlo Park, CA 94025 (650) 854-9111

One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

Board of Directors

Radyne Corporation

May 8, 2008

Needham & Company, LLC

for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated May 8, 2008, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Comtech or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such projections represent reasonable estimates as to the future financial performance of the Company. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Comtech nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Board of Directors of the Company as financial advisor in connection with the Transaction and to render this opinion and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to the Company, Comtech and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Comtech for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Radyne Corporation

May 8, 2008

Needham & Company, LLC

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

NEEDHAM & COMPANY, LLC

ANNEX III

May 22, 2008

Dear Radyne Corporation Stockholder:

We are pleased to inform you that, on May 10, 2008, Radyne Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Comtech TA Corp., a Delaware corporation and a wholly owned subsidiary of Comtech (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser commenced a tender offer today to purchase all of the outstanding shares of common stock of the Company at a price of $11.50 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which, when added to any shares of Company common stock already owned by Comtech or any of its wholly owned subsidiaries (including Purchaser), represents a majority of the total number of outstanding shares of the Company common stock determined on a fully-diluted basis. Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, on June 20, 2008. Following completion of the tender offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Comtech (the “Merger”). At the effective time of the Merger, each share of Company common stock then outstanding (other than shares of Company common stock held by Comtech, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding tax.

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of shares of Company common stock. Accordingly, the Company’s board of directors unanimously recommends that you accept the Offer and tender your shares of Company common stock pursuant to the Offer.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in detail in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

Accompanying this letter is a copy of the Purchaser’s Offer to Purchase and the related Letter of Transmittal for use in tendering your shares of Company common stock pursuant to the tender offer. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares of Company common stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Myron Wagner Chief Executive Officer